SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2008
Commission File Number	000-51034
ACE Aviation Holdings Inc.
(Translation of registrant’s name into English)
5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada, H4A 3T2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_____________

Document Index

Documents

1.	Quarter 1 2008 Interim Unaudited Consolidated Financial Statements and Notes.

2.	Quarter 1 2008 Management's Discussion and Analysis of Results of Operations and Financial Condition.

3.	Canadian Form 52-109F2 Certification of Interim Filings – CEO.

4.	Canadian Form 52-109F2 Certification of Interim Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on February 8, 2005 (File No.  333-122635) and on October 26, 2005 (File No.  333-129248).

 Document 1

Quarter 1 2008
Interim Unaudited
Consolidated Financial Statements
and Notes

May 9, 2008

Consolidated Financial Statements Quarter 1 2008

Consolidated Statement of Operations

		Three Months Ended
Unaudited		March 31	March 31
(Canadian dollars in millions except per share figures)		2008	2007*

Operating revenues
Passenger		$ 2,311	$ 2,152
Cargo		124	140
Other		291	333
		2,726	2,625

Operating expenses
Wages, salaries and benefits		496	698
Aircraft fuel		715	585
Aircraft rent		63	104
Airport and navigation fees		241	243
Aircraft maintenance, materials and supplies		203	136
Communications and information technology		73	76
Food, beverages and supplies		77	83
Depreciation, amortization and obsolesence		169	146
Commissions		53	59
Capacity purchase with Jazz	Note 13	235	-
Special charge for labour restructuring		-	9
Other		428	515
		2,753	2,654

Operating loss before under-noted item		(27)	(29)

Provision for cargo investigations	Note 11	(125)	-

Operating loss		(152)	(29)

Non-operating income (expense)
Interest income		25	33
Interest expense		(96)	(123)
Interest capitalized		17	36
Gain on disposal of assets	Note 1	46	7
Gain (loss) on financial instruments recorded at fair value	Note 5	(23)	34
Equity and other investment income	Note 1	12	3
Other		(1)	-
		(20)	(10)

Loss before the following items		(172)	(39)

Non-controlling interest		64	(23)
Foreign exchange gain (loss)		(89)	33
Recovery of (provision for) income taxes	Note 6
Current		-	(6)
Future		15	(37)

Loss for the period		$ (182)	$ (72)

Loss per share
Basic and Diluted		$ (2.96)	$ (0.70)
The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

Consolidated Financial Statements Quarter 1 2008

Consolidated Statement of Financial Position

Unaudited		March 31	December 31
(Canadian dollars in millions)		2008	2007*

ASSETS
Current
Cash and cash equivalents		$ 1,254	$ 2,300
Short-term investments		679	839
	Note 8	1,933	3,139

Restricted cash		55	124
Accounts receivable	Note 9	841	793
Aircraft fuel inventory		72	98
Fuel derivatives	Note 5	135	68
Prepaid expenses and other current assets		153	199
Future income taxes	Note 6	164	200
		3,353	4,621

Property and equipment	Note 2	7,743	7,925
Deferred charges		51	51
Intangible assets		650	647
Deposits and other assets		624	527

		$ 12,421	$ 13,771

LIABILITIES
Current
Accounts payable and accrued liabilities	Note 9	$ 1,179	$ 1,266
Advance ticket sales		1,437	1,245
Current portion of Aeroplan Miles obligation		55	55
Current portion of long-term debt and capital leases		701	686
		3,372	3,252

Long-term debt and capital leases	Note 2	4,035	4,006
Convertible preferred shares		188	182
Future income taxes	Note 6	50	50
Pension and other benefit liabilities		1,773	1,824
Other long-term liabilities		624	483
		10,042	9,797

Non-controlling interest		692	757

SHAREHOLDERS’ EQUITY	Note 7
Share capital and other equity		336	450
Contributed surplus		277	504
Retained earnings		872	2,209
Accumulated other comprehensive income		202	54
		1,687	3,217

		$ 12,421	$ 13,771

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

Consolidated Financial Statements Quarter 1 2008

Consolidated Statement of Changes in Shareholders’ Equity

		Three Months	Year	Three Months
		Ended	Ended	Ended
Unaudited		March 31	December 31	March 31
(Canadian dollars in millions)		2008	2007*	2007*
Share capital
Common shares, beginning of period		$ 243	$ 533	$ 533
Repurchase and cancellation of common shares	Note 7	(115)	-	-
Distributions of Aeroplan units	Note 1	-	(306)	(274)
Distributions of Jazz units	Note 1	-	(70)	(51)
Issue of shares through stock options exercised		1	86	19
Total share capital		129	243	227
Other equity
Convertible preferred shares		117	117	117
Convertible senior notes	Note 2	90	90	92
Total share capital and other equity		336	450	436
Contributed surplus
Balance, beginning of period		504	25	25
Repurchase and cancellation of common shares	Note 7	(228)	-	-
Fair value of stock options issued to Corporation employees recognized as compensation expense		1	25	5
Fair value of exercised stock options to share capital		-	(29)	-
Aeroplan negative investment	Note 1	-	483	426
Total contributed surplus		277	504	456
Retained earnings
Balance, beginning of period		2,209	810	810
Repurchase and cancellation of common shares	Note 7	(1,155)	-	-
Cumulative effect of adopting new accounting policies		-	5	10
Repair Schemes and Non-compete agreement		-	(4)	-
		1,054	811	820
Net income (loss) for the period		(182)	1,398	(72)
Total retained earnings		872	2,209	748
Accumulated other comprehensive income
Balance, beginning of period		54	-	-
Cumulative effect of adopting new accounting policies		-	(7)	(7)
Other comprehensive income		148	61	10
Total accumulated other comprehensive income		202	54	3
Total shareholders’ equity		$ 1,687	$ 3,217	$ 1,643

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

Consolidated Financial Statements Quarter 1 2008

Consolidated Statement of Comprehensive Income

		Three Months Ended
Unaudited		March 31	March 31
(Canadian dollars in millions)		2008	2007*
Comprehensive income (loss)
Net loss for the period		$ (182)	$ (72)
Other comprehensive income, net of taxes:
Net change in unrealized loss on US Airways securities (net of tax of $1)		-	(4)
Net change in unrealized gain on Jazz Air Income Fund (net of tax of ($15))	Note 5	71	-
Net gains on fuel derivatives under hedge accounting
(net of taxes of 2008 - ($46), 2007 - ($3))	Note 5	100	6
Reclassification of net realized (gains) losses on fuel derivatives to
income (net of taxes of 2008 - $11, 2007 - nil))	Note 5	(23)	8
		148	10
Total comprehensive loss		$ (34)	$ (62)

The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

Consolidated Financial Statements Quarter 1 2008

Consolidated Statement of Cash Flows

		Three Months Ended
Unaudited		March 31	March 31
(Canadian dollars in millions)		2008	2007*

Cash flows from (used for)
Operating
Net loss for the period		$ (182)	$ (72)
Adjustments to reconcile to net cash from operations
Depreciation, amortization and obsolescence		169	146
Gain on disposal of assets	Note 1	(46)	(7)
Foreign exchange (gain) loss		65	(33)
Future income taxes		(15)	37
Excess of employee future benefit funding over expense		(51)	(69)
Decrease in Aeroplan miles obligation		(16)	(27)
Provision for cargo investigation		125	-
Non-controlling interest		(68)	18
Other		(13)	(25)
Changes in non-cash working capital balances		261	351
		229	319
Financing
Issue of common shares		1	19
Repurchase and cancellation of common shares	Note 7	(1,498)	-
Aircraft and facility related borrowings	Note 2	187	112
Distributions paid to non-controlling interest		-	(53)
Reduction of long-term debt and capital lease obligations		(323)	(78)
Other		-	(1)
		(1,633)	(1)
Investing
Short-term investments		161	(155)
Proceeds from sale of Jazz units	Note 5	97	-
Proceeds from escrow related to sale of ACTS	Note 1	40	-
Proceeds from sale of other assets	Note 2	27	45
Proceeds from sale leaseback transactions	Note 2	411	-
Additions to capital assets		(403)	(437)
Deconsolidation of Aeroplan cash	Note 1	-	(231)
Acquisition of Aeroman, net of cash		-	(53)
Other		25	12
		358	(819)
Decrease in cash and cash equivalents		(1,046)	(501)
Cash and cash equivalents, beginning of period		2,300	1,854
Cash and cash equivalents, end of period		$ 1,254	$ 1,353
Cash payments of interest		$ 68	$ 60
Cash payments of income taxes		$ 2	$ 6

Cash and cash equivalents exclude Short-term investments of $679 as at March 31, 2008 ($1,077 as at March 31, 2007).
The accompanying notes are an integral part of the interim consolidated financial statements.
*Effective March 14, 2007, the results and financial position of Aeroplan and effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

For the period ended March 31, 2008
(currencies in millions – Canadian dollars)

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES

ACE Aviation Holdings Inc. ("ACE") which was incorporated on June 29, 2004, is a holding company of various aviation interests. Reference to the "Corporation" in the following notes to the consolidated financial statements refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE’s aviation interests, or ACE itself.

ACE has two reportable segments: Air Canada and Corporate Items and Eliminations (“CIE”).  During 2007 ACE had the following reportable segments: Air Canada, Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007, ACTS LP (“ACTS”) up to October 16, 2007, and CIE.

As at March 31, 2008, ACE holds:

▪	a 75.0% direct ownership interest in Air Canada;
▪	a 20.1% indirect ownership interest in Aeroplan through its holding of Aeroplan Income Fund (“AIF”) units. ACE further reduced its ownership interest to 9.9% as of April 21, 2008. Refer to Note 14;
▪	a 9.5% indirect ownership interest in Jazz through its holdings of Jazz Air Income Fund (“JAIF”) units; and
▪	a 22.8% direct interest in Aero Technical Support & Services Holdings (“ACTS Aero”).

The unaudited interim consolidated financial statements for the Corporation are based on the accounting policies consistent with those disclosed in Note 2 to the 2007 annual consolidated financial statements of the Corporation, with the exception of the changes in accounting policies described below in Changes in Accounting Policy.

In accordance with Canadian generally accepted accounting principles (“GAAP”), these interim financial statements do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the 2007 annual consolidated financial statements of ACE. In management’s opinion, the financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim periods presented.

The Air Canada segment has historically experienced greater demand for its services in the second and third quarters of the calendar year and lower demand in the first and fourth quarters of the calendar year.  This demand pattern is principally a result of the high number of leisure travelers and their preference for travel during the spring and summer months. Air Canada has substantial fixed costs in its cost structure that do not meaningfully fluctuate with passenger demand in the short-term.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

The notes to the financial statements describe various transactions completed during the quarters ended March 31, 2008 and 2007 where gains on disposal of assets have been realized.  A summary of the transactions follows:

		Three Months Ended
		March 31	March 31
		2008	2007

Sale of 13 million JAIF units	Note 5	$ 89	$ -
Boeing 767 impairment provision	Note 2	(38)	-
Sale of commercial real estate	Note 2	-	5
Other		(5)	2
Gains on assets		$ 46	$ 7

Consolidated Financial Statements Quarter 1 2008

ACCOUNTING FOR AEROPLAN

Effective March 14, 2007 as a result of the special distribution of AIF units, and the conversion of ACE’s remaining Aeroplan LP units into units of AIF, the Corporation’s results in these interim consolidated financial statements include the consolidation of Aeroplan operations only up to the date of distribution.  From that day on ACE’s investment in Aeroplan is accounted for using the equity method.  As at March 31, 2008 ACE’s negative investment in Aeroplan is $140 and is included in Other long-term liabilities.

Immediately prior to the distribution on March 14, 2007, ACE’s net investment in Aeroplan was negative $710, which was negative due to accumulated distributions to ACE in excess of income and capital invested, net of fair value adjustments recorded upon the application of fresh start reporting. Subsequent to the distribution on March 14, 2007, ACE's 40.1% proportionate interest in the accumulated deficit of Aeroplan LP was $284.  ACE retained this negative investment of $284 and reflected the amount in other long term liabilities.  As a result, the difference between the net investment prior to and after the distribution was recorded as a credit to Contributed surplus in the amount of $426.  The cash flow impact to ACE of deconsolidating Aeroplan of $231 reflects the Aeroplan cash removed from the consolidated statement of financial position of ACE is classified as a cash outflow from investing activities.

Distributions to common and preferred shareholders in Quarter 1, 2007, resulted in:

▪	a $274 reduction to share capital due to the use of future income tax assets;

▪	interest expense of $12; and

▪	a proportionate reduction to intangible assets of $12 related to the fair value adjustments to Aeroplan intangibles recorded on consolidation as a result of the dilution of interests.

Refer to Note 4 in the notes of the 2007 annual consolidated financial statements of the Corporation for complete disclosure of 2007 Aeroplan transactions.

The Corporation has various related party transactions after deconsolidation of Aeroplan from ACE and these transactions are recorded at the exchange amount. Related party trade balances arise from the provision of services, and the allocation of employee related costs.  Refer to Note 9 Related Party Transactions for transactions between the Corporation and Aeroplan.

ACCOUNTING FOR JAZZ

Prior to the distribution of units on May 24, 2007 Air Canada consolidated Jazz under ACG-15 Consolidation of Variable Interest Entities (“AcG 15”).  As a result of the Corporation’s distribution of units of JAIF on May 24, 2007, ACE’s ownership interest in JAIF was reduced from 58.8% to 49.0%.  This ownership interest was further reduced to 20.1% on October 22, 2007 and to 9.5% on January 24, 2008.  JAIF holds all of the outstanding units of Jazz.  Effective May 24, 2007 JAIF was deemed to be the primary beneficiary of Jazz under AcG-15 Consolidation of Variable Interest Entities, and accordingly it consolidates Jazz from that date.  Prior to May 24, 2007 inter-company transactions were eliminated in these consolidated financial statements.

These consolidated financial statements include the consolidation of Jazz operations up to the date of the May 24, 2007 distribution and from that date ACE’s investment in Jazz was accounted for using the equity method. Subsequent to the sale on January 24, 2008 and termination of the Securityholders’ Agreement on February 7, 2008, ACE no longer equity accounts for Jazz and ACE’s investment in Jazz is classified as an available-for-sale investment (Note 5).  As at March 31, 2008 ACE’s investment in Jazz has a carrying value and fair value of $93 and is included in Deposits and other assets.

Refer to Note 13 for a summary of the transactions between Air Canada and Jazz under the Jazz Capacity Purchase Agreement (the “Jazz CPA”) for the period ended March 31, 2008.

Distributions to common and preferred shareholders in Quarter 1, 2007, resulted in:

▪	a $51 reduction to share capital;

▪	interest expense of $2; and

▪	a proportionate reduction to intangible assets of $2 related to the fair value adjustments to Jazz intangibles recorded on consolidation as a result of the dilution of interests.

Consolidated Financial Statements Quarter 1 2008

Refer to Note 5 in the notes of the 2007 annual consolidated financial statements of the Corporation for complete disclosure of 2007 Jazz transactions.

ACCOUNTING FOR ACTS

On October 16, 2007 ACE sold substantially all of the assets and liabilities of ACTS LP (“ACTS”) to ACTS Aero for cash and equity.  ACE holds a 22.8% equity interest in ACTS Aero which purchased the assets and conducts the business previously operated by ACTS.  On January 14, 2008, the full balance of $40 of funds held in escrow on the closing of the monetization of ACTS were received by ACE.

These consolidated financial statements include the consolidation of ACTS operations up to October 16, 2007.  From that date ACE’s investment in ACTS Aero is accounted for using the equity method.  ACE’s ownership interest in ACTS Aero decreased from 23% to 22.8%, during Quarter 1, 2008, due to the issue of additional ACTS Aero shares.  As at March 31, 2008 ACE’s investment in ACTS Aero has a carrying value of $67 and is included in Deposits and other assets.

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures and Financial Instruments – Presentation and Disclosure

Effective January 1, 2008, the Corporation adopted three new CICA accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures, and section 3863, Financial Instruments – Presentation.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Refer to Note 12 for the Corporation’s Section 1535 disclosures.

Sections 3862 and 3863 replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements in certain areas, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Refer to Note 5 for the Corporation’s financial instruments disclosures.  Where the disclosure requirements of the new standards did not change from the previous standard and where there have been no significant updates from the disclosures in Note 20 of the 2007 annual consolidated financial statements of the Corporation, no additional disclosure has been provided.

Inventories

Effective January 1, 2008, the Corporation adopted CICA section 3031, Inventories, which replaced section 3030, Inventories. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency.  The Corporation’s accounting policy for aircraft fuel inventory is consistent with measurement requirements in the new standard and as a result, no adjustment was recorded on transition; however, additional disclosures are required.  The additional disclosure requirements will be applied as described below.

The main features of the new standard, which impact the Corporation, include:

▪	Measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of costs.

▪	Consistent use of either a first-in first-out or weighted average formula to measure the cost of other inventories. The Corporation uses a weighted average formula to measure cost.

▪	Reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.

▪	Disclosure of the accounting polices used, carrying amounts, amounts recognized as an expense, write-downs, and the amount of any reversal of any write-downs recognized as a reduction in expenses.

Consolidated Financial Statements Quarter 1 2008

Future Accounting Standard Changes

In February 2008, the CICA issued section 3064, Goodwill and Intangible Assets which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination.  The standard is effective for fiscal years beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Corporation is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

Consolidated Financial Statements Quarter 1 2008

2. FINANCING AND INVESTING ACTIVITIES

ACE CONVERTIBLE SENIOR NOTES

During Quarter 1, 2008, Convertible Senior Notes with a face value of $1 were converted at the option of the holder and ACE settled for cash of $1, reducing the liability and equity portions of the notes.   The gain realized on conversion was negligible.

In connection with the share purchase and cancellation by ACE described in Note 7, the conversion rate of ACE's 4.25% Convertible Senior Notes Due 2035 was adjusted from 37.6879 to 39.0341 Class A variable voting shares or Class B voting shares per $1,000 principal amount of Convertible Senior Notes. The adjustment is effective January 11, 2008 and has been determined in accordance with the terms of the indenture governing the Convertible Senior Notes.

AIR CANADA AIRCRAFT FINANCING

Boeing

Sale Leaseback

During Quarter 1 2008 Air Canada took delivery of four Boeing 777 aircraft.  One aircraft was financed with guarantee support from the Export-Import Bank of the United States (“EXIM”), as outlined below.  Three of the aircraft were financed under sale and leaseback transactions with proceeds of $411.  The resulting gain on sale of $47 has been deferred and will be recognized in Aircraft rent expense over the term of the leases.  The leases are accounted for as operating leases with 12 year terms, paid monthly.  The operating lease commitments for these deliveries were included in Note 19 - Commitments in the 2007 annual consolidated financial statements of the Corporation.

Borrowings

The following table summarizes the Japanese Yen (JPY) denominated loan, secured by the delivered aircraft, that Air Canada drew during the three month period ended March 31, 2008 to finance the acquisition of one Boeing aircraft:

	Number of Aircraft	Interest Rate	Maturity	Original JPY Loan Amount	Original CDN$ Loan Amount
Quarter 1 2008
Boeing 777 - 200	1	1.03%	2020	10,387	$ 98

The following table summarizes the principal repayment requirements (in CDN$) of the Boeing aircraft financing obtained during the three month period ended March 31, 2008, based upon the foreign exchange rate as at March 31, 2008:

	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total
Boeing aircraft financing	$ 6	$ 9	$ 9	$ 9	$ 9	$ 65	$ 107

Consolidated Financial Statements Quarter 1 2008

Embraer

The following table summarizes the loans, secured by the delivered aircraft, that Air Canada drew during the three month period ended March 31, 2008 to finance the acquisition of Embraer aircraft:

	Number of Aircraft	Interest Rate	Maturity	Original US$ Loan Amount	Original CDN$ Loan Amount
Quarter 1 2008
Embraer 190	3	4.97 - 6.39%	2020	$ 68	$ 67

The following table summarizes the principal repayment requirements (in CDN$) of the Embraer aircraft financing obtained during the three month period ended March 31, 2008, based upon the foreign exchange rate as at March 31, 2008:

	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total
Embraer aircraft financing	$ 2	$ 3	$ 3	$ 4	$ 4	$ 53	$ 69

Disposals of and Provisions for Assets

During the first quarter of 2008:

▪	Air Canada recorded an impairment charge of $38 ($26 net of tax) on its fleet of B767-200 aircraft due to the revised retirement date of the aircraft.

▪	Air Canada sold an A319 aircraft for proceeds of $23 with a book value of $21, resulting in a gain on sale of $2 ($1 net of tax).

During the first quarter of 2007:

▪	Air Canada sold one of its commercial real estate properties for net proceeds of $42 with a carrying value of $37. The gain on sale of $5 ($4 net of tax) was recorded in the Air Canada segment.

▪	Air Canada sold 18 parked aircraft for proceeds of $2 with a nil book value. The gain on sale of $2 ($1 net of tax) was recorded in the Air Canada segment.

Predelivery Financing

During Quarter 1 2008, Air Canada drew an additional amount of $26 and made repayments of $238 on the predelivery financing as described in Note 11 to the 2007 annual consolidated financial statements of the Corporation.

Consolidated Financial Statements Quarter 1 2008

3. PENSION AND OTHER EMPLOYEE FUTURE BENEFITS EXPENSE

Air Canada maintains several defined benefit and defined contribution plans providing pension, other post-retirement and post-employment benefits to its employees, including those employees of Air Canada who are contractually assigned to work at Aeroplan and ACTS Aero.

The Corporation has recorded pension and other employee future benefits expense as follows:

	Three Months Ended
	March 31	March 31
	2008	2007*

Pension benefit expense	$ 17	$ 38
Other employee future benefits expense	26	30
	43	68
Amount charged to affiliates	(9)	-
Net pension benefit and other employee future benefits expense	$ 34	$ 68

*Effective March 14, 2007, the results and financial position of Aeroplan, effective May 24, 2007, the results and financial position of Jazz and effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

Notes to the Consolidated Financial Statements Quarter 1 2008

4. LABOUR RELATED PROVISIONS

The following table outlines the changes to labour related provisions which are included in long-term employee liabilities (current portion included in Accounts payable and accrued liabilities):

	Three Months Ended
	March 31	March 31
	2008	2007*
Beginning of period	$ 66	$ 109
Interest accretion	1	1
Special charge for labour restructuring:
2007 ACTS workforce reduction	-	9
Charges recorded in wages, salaries and benefits	-	2
Amounts disbursed	(9)	(15)
End of period	58	106
Current portion	(26)	(59)
	$ 32	$ 47

*Effective May 24, 2007, the results and financial position of Jazz are not consolidated with ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS are not consolidated with ACE (Note 1).

The Corporation offers severance programs to certain employees from time to time. The cost of these programs is recorded within operating expenses.

During Quarter 1, 2007, a charge of $9 was recorded in the ACTS segment for the workforce reduction announced as a result of the termination of a heavy maintenance contract at ACTS.

Notes to the Consolidated Financial Statements Quarter 1 2008

5. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

As described in Note 1, the Corporation adopted CICA Section 3862 and 3863 effective January 1, 2008.  These new standards enhance disclosure with respect to financial instruments.

Summary of Financial Instruments

	March 31, 2008					December 31, 2007
	Financial instruments classification
Carrying Amounts	Held for trading	Available for sale	Held to maturity	Loans and receivables	Liabilities at amortized cost

Financial assets
Cash and cash equivalents	$ 1,254	$ -	$ -	$ -	$ -	$ 2,300
Short-term investments	679	-	-	-	-	839
Restricted cash	55	-	-	-	-	124
Accounts receivable	-	-	-	841	-	793
Deposits and other assets
Restricted cash	75	-	-	-	-	84
Asset backed commercial paper	29	-	-	-	-	29
Aircraft related and other deposits	-	-	326	-	-	307
Other investments (Jazz)	-	93	-	-	-	-
Derivative instruments
Fuel derivatives	156	-	-	-	-	77
Cross-currency interest rate swaps	6	-	-	-	-	-
Interest rate swaps	12	-	-	-	-	7
	$ 2,266	$ 93	$ 326	$ 841	$ -	$ 4,560

Financial Liabilities
Accounts Payable	$ -	$ -	$ -	$ -	$ 1,179	$ 1,266
Current portion of long-term debt and capital leases	-	-	-	-	701	686
Long-term debt and capital leases	-	-	-	-	4,035	4,006
Convertible preferred shares	-	-	-	-	188	182
Derivative instruments
Foreign exchange derivatives	22	-	-	-	-	124
Interest rate swaps	-	-	-	-	-	2
	$ 22	$ -	$ -	$ -	$ 6,103	$ 6,266

In Quarter 1, 2008, Jazz was classified as an available-for-sale investment with a fair value of $93 at March 31, 2008. Other than the change in classification to the Jazz investment from an equity investment to available-for-sale investment, there have been no changes in classification of financial instruments since December 31, 2007.

For cash flow purposes, the Corporation may settle, from time to time, certain short-term investments prior to their original maturity.  For this reason, these financial instruments do not meet the criteria of held to maturity and are therefore designated as held for trading.  They are recorded at fair value with changes in fair value recorded in interest income.

Notes to the Consolidated Financial Statements Quarter 1 2008

Collateral held in leasing arrangements

Air Canada holds security deposits with a carrying value of $9, which approximates fair value, as security for certain aircraft leased and sub-leased to third parties.  Of these deposits, $5 has been assigned as collateral to secure Air Canada's obligations to the lessors of the aircraft. Any collateral held by Air Canada is returned to the lessee or sub-lessee, as the case may be at the end of the lease or sub-lease term provided there have been no events of default under the leases or sub-leases.

Summary of Gains and Losses on Financial Instruments Recorded at Fair Value

	Three Months Ended
	March 31	March 31
	2008	2007
Ineffective portion of fuel hedges	$ (38)	$ 30
Fuel derivatives not under hedge accounting	6	2
Interest rate swaps	3	2
Cross currency interest rate swaps	6	-
Gain (loss) on financial instruments recorded at fair value	$ (23)	$ 34

Risk Management

The Corporation is exposed to the following risks as a result of holding financial instruments: interest rate risk, foreign exchange risk, liquidity risk, market risk, and fuel price risk.  The following is a description of these risks and how they are managed.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Corporation enters into both fixed and floating rate debt and also leases certain assets where the rental amount fluctuates based on changes in short term interest rates.  The Corporation manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis.  The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Corporation.  The temporary investment portfolio which earns a floating rate of return is an economic hedge for a portion of the floating rate debt.

The ratio of fixed to floating rate debt outstanding is designed to maintain flexibility in the Air Canada’s capital structure and is based upon a long term objective of 60% fixed and 40% floating.  Air Canada’s current ratio is 66% fixed and 34% floating, including the effects of interest rate swap positions.

The following are the current derivatives employed in interest rate risk management activities and the adjustments recorded during the first quarter of 2008:

▪	Air Canada’s one remaining Embraer 190 aircraft interest rate swap contract matured, with a fair value of $2 in favour of the counterparty. No gain or loss was recorded during the period.

▪	Air Canada recorded a gain of $5 on its interest rate swaps related to two B767 aircraft. These interest rate swaps convert the lease payments on the two aircraft leases from fixed to floating rates.

▪
Air Canada entered into two cross-currency interest rate swap agreements with terms of March 2019 and May 2019 respectively, relating to Boeing 777 financing with an aggregate notional value of $202 (US$197). These swaps convert US denominated debt principal and interest payments into Canadian denominated debt at a foreign exchange rate of par (US$1/CAD$1) and convert from a fixed rate of 5.208% to a floating rate. These derivative instruments have not been designated as hedges for

Notes to the Consolidated Financial Statements Quarter 1 2008

accounting purposes and are fair valued on a quarterly basis. As at March 31, 2008, the fair value of these contracts was $6 in favour of Air Canada.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The majority of the Corporation’s outstanding debt is denominated in US dollars.  The US dollar debt acts as an economic hedge against the related aircraft, which is routinely purchased and sold by Air Canada in US dollars.

The Corporation is also exposed to foreign exchange risk on foreign currency denominated trade receivables and foreign currency denominated net cash flows.

The Corporation’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows.  To help manage this risk, the Corporation enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates. As at March 31, 2008, the Corporation had entered into foreign currency forward contracts and option agreements converting US dollars and Euros into Canadian dollars on $1,632 (US$1,588) and $24 (EUR 15) which mature in 2008 and 2009. The fair value of these foreign currency contracts as at March 31, 2008 is $22 in favour of third parties (December 31, 2007 - $124 in favour of third parties on $2,132 (US $2,158) and $26 (EUR 18) which mature in 2008 and 2009). During Quarter 1 2008, a gain of $79 was recorded in foreign exchange gain (loss) related to these derivatives. These derivative instruments have not been designated as hedges for accounting purposes.

The cross-currency swap as described above under interest rate risk management acts as an economic hedge of the foreign exchange risk on the financing related to two Boeing 777 aircraft with a principal amount of $202 (US$197) as at March 31, 2008.

Air Canada had also entered into currency swap agreements for 11 CRJ aircraft.  These agreements matured in January 2008 with a nominal fair value.  No gain or loss was recorded during the period.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting obligations associated with its financial liabilities.  The long-term debt issued by the Corporation generally has fixed principal and interest repayment requirements over the term of the instrument.

The Corporation monitors and manages liquidity risk by preparing rolling cash flow forecasts, maintaining flexibility in financing arrangements and having available its $400 revolving credit facility. Refer to the Maturity Analysis below for additional information.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk, which includes commodity price risk.  Refer to the asset-backed commercial paper, and the Jazz investment sections below for information regarding these instruments held by the Corporation and the associated market risks.

The Corporation is exposed to market risks through the derivative instruments entered into.  The Corporation uses derivative instruments only for risk management purposes and not for generating trading profit.  As such, any change in cash flows associated with derivative instruments due to their exposure to market risks is designed to be offset by changes in cash flows related to the risk being hedged.

Notes to the Consolidated Financial Statements Quarter 1 2008

Sensitivity Analysis

The following table is a sensitivity analysis for each type of market risk relevant to the significant financial instruments recorded by the Corporation.  The sensitivity analysis is based on a reasonably possible movement within the forecast period, being one year.  These assumptions may not be representative of actual movements in these risks and should not be relied upon.

	Interest rate risk(1)	Foreign exchange rate risk		Other price risk (2)
	Income	Income		Income	OCI, net
	1% change	5% increase	5% decrease	10% change

Cash and cash equivalents	$12	$-	$-	$-	$-
Short-term investments	$7	$-	$-	$-	$-
Aircraft related deposits	$-	$(8)	$8	$-	$-
Other investments (Jazz)	$-	$-	$-	$-	$8

Long-term debt and capital leases	$16	$195	$(195)	$-	$-

Foreign exchange derivatives	$-	$(131)	$87	$-	$-
Fuel derivatives	$-	$-	$-	$90	$19
Interest rate swaps	$10	$(10)	$10	$-	$-

(1)	Changes in interest rates and other price risk will impact income favourably or unfavourably by approximately the same amount, based on current price levels and assumptions.

(2)
Other price risk relates to the Air Canada’s fuel derivatives and ACE’s investment in Jazz.  The sensitivity analysis for fuel derivatives is based upon the assumption that hedge accounting is 100% effective for the period and that changes in the fair value for derivatives that mature within one year are recorded in income whereas derivatives maturing beyond one year are recorded in OCI.  The sensitivity analysis for Jazz is based upon the JAIF share value, and any changes to fair value would be recorded in OCI.

Fuel Price Risk

The following information summarizes the financial statement impact of derivatives designated under fuel hedge accounting, before the impact of tax:

▪	The fair value of outstanding fuel derivatives under hedge accounting at March 31, 2008 was $147 in favour of the Corporation.

▪	The change in fair value of derivatives during the period was $112:

o
The unrealized effective change in the fair value of derivatives recorded in OCI during the first quarter of 2008 was $134 before tax expense of $42.  The realized effective change in the fair value of derivatives recorded in OCI during the first quarter of 2008 was $12 before tax expense of $4.  OCI amounts for the three months ended March 31, 2008 are presented net of this tax expense on the Consolidated Statement of Comprehensive Income.

o
The ineffective change in the fair value of derivatives recorded in non-operating income (expense) for the first quarter of 2008 was $(38). The ineffective portion is calculated as the difference between the intrinsic value and fair market value of the derivatives as well as the difference between the Air Canada proxy derivative and the counterparty derivative.  The

Notes to the Consolidated Financial Statements Quarter 1 2008

increasing amount being recorded in non-operating income (expense) is due to the intrinsic value of the derivatives being higher than the fair market value caused by the rising market price of fuel in comparison to the exercise prices of Air Canada derivatives.

o
The depreciation of the Canadian dollar during the first quarter of 2008 resulted in a foreign exchange gain of $4 on USD denominated fuel derivative contracts, which was recorded in Foreign exchange gain (loss) on the Consolidated Statement of Operations.

▪
During Quarter 1 2008, hedge accounting was discontinued for certain fuel hedge contracts, with a fair value of $8, where the hedging relationship ceased to satisfy the conditions for hedge accounting. The fair value of the contracts that have not settled are now included in derivatives not under hedge accounting.  Air Canada still continues to hold these derivatives as it believes they continue to be good economic hedges in managing its exposure to jet fuel prices. The value of the AOCI balance recognized in connection with these derivatives will be taken into fuel expense upon the maturity of the contracts.

▪	During Quarter 1 2008, fuel derivative contracts matured with fair values in favour of Air Canada for $32. This maturity amount includes $8 for dedesignated contracts.

▪
During Quarter 1 2008, the benefit to fuel expense was $34 before tax expenses of $11.  This benefit was recognized through the removal of the amount from AOCI.  Included in this amount is $7 related to de-designated contracts.

▪
During Quarter 1 2008, the net impact to AOCI was an increase of $112 before tax expense of $35. As at March 31, 2008, the balance in AOCI was $196 before tax. The estimated net amount of existing gain and losses reported in AOCI that is expected to be reclassified to net income (loss) during the following 12 months is $172 before tax.

The following information summarizes the financial statement impact of derivatives not designated under fuel hedge accounting, but held as economic hedges, before the impact of tax:

▪	During Quarter 1 2008, fuel derivative contracts matured in favour of Air Canada for $7.

▪	The fair value of outstanding fuel derivatives not under hedge accounting at March 31, 2008 was $9 in favour of Air Canada.

▪	The change in fair value of the derivative contracts for the period was $6 and was recorded in non-operating income (expense).

Asset-Backed Commercial Paper (“ABCP”)

Air Canada holds $37 ($29 net of a fair value adjustment) in non-bank sponsored ABCP which has been recorded in Deposits and other assets.  These investments were scheduled to mature during the third quarter 2007.  An agreement in principle to restructure the ABCP investments was approved by the Pan-Canadian Committee for Third Party Structured ABCP (“Committee”) on December 23, 2007 and approved by vote, which occurred on April 25, 2008.  The process is subject to a court hearing as to whether the plan is fair, which is expected in early May 2008.  Under the terms of the restructuring, all of the ABCP would be exchanged for longer-term notes that will match the maturity of the underlying assets in the proposed structure.   Air Canada is not accruing interest on these investments at this time.

The carrying value as at March 31, 2008 is based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk adjusted discount rates. The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.  No adjustment to the carrying value was recorded during the first quarter of 2008.

Notes to the Consolidated Financial Statements Quarter 1 2008

Maturity Analysis

The following is a maturity analysis, based on contractual undiscounted cash flows, for selected financial liabilities.  The analysis includes both the principal and interest component of the payment obligations on long-term debt and is based on interest rates and the applicable foreign exchange rate effective as at March 31, 2008.

	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total
Convertible senior notes	$ 330	$ -	$ -	$ -	$ -	$ -	$ 330
Long-term debt obligations	228	293	272	278	281	2,155	3,507
Debt consolidated under AcG-15	122	105	153	340	93	193	1,006
Capital lease obligations	204	152	147	142	184	588	1,417
Foreign exchange derivatives	22	-	-	-	-	-	22
	$ 906	$ 550	$ 572	$ 760	$ 558	$ 2,936	$ 6,282

At any time on or after June 6, 2008, ACE may redeem all or a portion of the Convertible Senior Notes at a redemption price equal to 100% of the principal amount of the Convertible Senior Notes, plus accrued interest, as described in Note 11 of the annual consolidated financial statements.  The amount shown in the table above represents the outstanding principal and interest of the Convertible Senior Notes.  As at March 31, 2008, the fair value of the liability component included in Current portion of long-term debt and capital leases is $277.

Jazz Investment

On January 24, 2008 ACE sold a total of 13 million trust units of JAIF at a price of $7.45 per unit representing total net proceeds to ACE of approximately $97 and realized a gain on sale of $89 ($71 net of taxes). Following the sale, ACE holds 9.5% of the issued and outstanding units of JAIF.

With the reduction of the ownership interest below 20% and the termination of the Securityholders’ Agreement on February 7, 2008, ACE no longer has significant influence over Jazz.  The equity investment ACE has in Jazz is now classified as available-for-sale and unrealized period changes in fair value are recorded in OCI.  The adjustment to fair value recorded in OCI amounted to $71, net of tax of $15 during Quarter 1, 2008.

Notes to the Consolidated Financial Statements Quarter 1 2008

6. INCOME TAXES

The following income tax related amounts appear in the Corporation’s consolidated statement of financial position.

	March 31	December 31
Asset	2008	2007

Future income tax asset recorded in current assets (a)	$ 164	$ 200

	March 31	December 31
Liability	2008	2007

Long-term tax payable (b)	$ (10)	$ (10)
Future income tax liability (b)	(50)	(50)
	$ (60)	$ (60)

a) Future Income Tax Assets

During Quarter 1 2008, future income tax assets declined by $36 as a result of the following:

▪	a $18 reduction through the realization of future income tax assets on the disposal of JAIF units (Note 5);

▪	a $15 reduction for future income taxes recorded in other comprehensive income for the fair value adjustment to ACE’s investment in Jazz classified as available for sale (Note 5);

▪	a $12 increase for future income tax assets recorded in Air Canada; and

▪	a $15 reduction for valuation allowance recorded on certain future income tax assets of ACE.

As at March 31, 2008, the Corporation has determined that it is more likely than not that certain future income tax assets of $164 will be realized in 2008.

b) Taxes Payable and Future Income Tax Liability

In 2007, Air Canada recorded a current income tax expense of $10 resulting from the Federal and Ontario harmonization of corporate taxes.  Air Canada has a cash tax payable of $10 that is payable over a five year period beginning in 2009.  This amount is included in Other long-term liabilities.

It has been assumed that certain intangibles and other assets with nominal tax cost and a carrying value of approximately $381, have indefinite lives and accordingly, the associated future income tax liability is not expected to reverse until the assets are disposed of or become amortizable, resulting in the reporting of a future income tax liability of $50.

Notes to the Consolidated Financial Statements Quarter 1 2008

c) Provision For Income Taxes

Components of the provision for income taxes are as follows:

	Three Months Ended
	March 31	March 31
	2008	2007
Recovery of income taxes before under noted items	$ 48	$ 3
Disposal of Jazz units	(18)	-
Valuation allowance on tax assets of ACE	(15)	-
Provision for cargo investigations	-	-
Special distribution of Aeroplan and Jazz units	-	(33)
Interest expense	-	(6)
Other	-	(7)
Recovery of (provision for) income taxes	$ 15	$ (43)

Refer to Note 5 for future income taxes recorded in other comprehensive income related to fuel derivatives designated under hedge accounting and the Corporation’s investment in Jazz, now classified as available-for-sale.

Notes to the Consolidated Financial Statements Quarter 1 2008

7. SHARE INFORMATION

The issued and outstanding common shares of ACE as at March 31, 2008, along with potential common shares, are as follows:

	March 31	December 31
Outstanding shares (000)	2008	2007
Issued and outstanding
Class A variable voting shares	40,067	82,229
Class B voting shares	16,067	23,709
Total issued and outstanding	56,134	105,938

Potential common shares
Convertible preferred shares	11,429	11,291
Convertible senior notes	12,600	12,210
Stock options	1,568	1,682
Total potential common shares	25,597	25,183

Substantial Issuer Bid

On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A Variable Voting Shares and 9,894,166 Class B Voting Shares at $30.00 per share for an aggregate purchase price of  $1,498 in accordance with the terms of a substantial issuer bid launched in December 2007.  No Convertible Preferred Shares of ACE were deposited on an as converted basis under the offer.

Upon purchase and cancellation by ACE of the Class A Variable Voting Shares and Class B Voting Shares, Share capital decreased by $115, Contributed surplus decreased by $228, and Retained earnings decreased by $1,155.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's 4.25% Convertible Senior Notes Due 2035 was adjusted from 37.6879 to 39.0341 Class A variable voting shares or Class B voting shares per $1,000 principal amount of Convertible Senior Notes. The adjustment is effective January 11, 2008 and was determined in accordance with the terms of the indenture governing the Convertible Senior Notes.

Notes to the Consolidated Financial Statements Quarter 1 2008

8. SEGMENT INFORMATION

Composition of Business Segments

ACE has two reportable segments: Air Canada and Corporate Items and Eliminations (“CIE”).  During 2007 ACE had the following reportable segments: Air Canada, Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007, ACTS LP (“ACTS”) up to October 16, 2007, and CIE.

CIE includes the corporate, financing and investing activities of ACE. ACE’s investments in Aeroplan, Jazz and ACTS Aero were changed in 2007 from the consolidation to equity method of accounting reported under the CIE segment.  As of February 7, 2008, ACE no longer equity accounts for Jazz (Note 5), but distributions from Jazz are recorded in the CIE segment.  CIE also includes certain consolidation adjustments related to revenue recognition differences amongst the operating segments. These consolidation adjustments are related to the timing of recognition and the presentation of revenue related to Aeroplan redemptions (up to March 14, 2007) and the timing of revenue recognition related to maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services, up to October 16, 2007) versus the expense recognition in Air Canada and Jazz, which is as the work is completed. In addition, consolidation adjustments were made related to the timing of revenue and expense recognition pertaining to power-by-the-hour contracts. Subsequent to the change in accounting for ACE’s investments in Aeroplan and ACTS, these consolidation adjustments are no longer recorded in CIE.  Future income taxes are recorded within the applicable taxable entities and are not allocated to non-taxable entities.

The Aeroplan consolidation adjustments recorded within CIE for the period when Aeroplan was consolidated related mainly to the revenue recognition timing difference from when Aeroplan records revenues, which is at the time a Mile is redeemed for travel, to the consolidated accounting policy of revenue recognition at the time reward transportation is provided. In addition, within the Aeroplan segment of the ACE consolidated financial statements, Aeroplan revenue from the redemption of Miles is recorded in Other revenue, whereas on the consolidated financial statements, Miles redeemed for travel on Air Canada and Jazz are recorded in Passenger revenue. This results in an elimination of certain Aeroplan Other revenue amounts within CIE to reflect the consolidated recognition of Aeroplan Miles redeemed for travel on Air Canada and Jazz within Passenger revenue. This also results in an adjustment to passenger revenue recorded within CIE. In the Aeroplan segment information, the cost to Aeroplan of purchasing rewards is recorded in other operating expenses.

Segment financial information has been prepared consistent with how financial information is produced internally for the purposes of making operating decisions. Segments negotiate transactions between each other as if they were unrelated parties.

Notes to the Consolidated Financial Statements Quarter 1 2008

A reconciliation of the total amounts reported by each business segment to the applicable amounts in the consolidated financial statements follows:

	Three Months Ended March 31
			2008						2007*
	Air Canada	CIE	Total ACE	Air Canada	Aeroplan	Jazz	ACTS	CIE	Total ACE
Passenger revenue	$ 2,311	$ -	$ 2,311	$ 2,137	$ -	$ -	$ -	$ 15	$ 2,152
Cargo revenue	124	-	124	140	-	-	-	-	140
Other revenue	291	-	291	209	198	2	57	(133)	333
External revenue	2,726	-	2,726	2,486	198	2	57	(118)	2,625
Inter-segment revenue	1	(1)	-	54	3	362	196	(615)	-
Total revenues	2,727	(1)	2,726	2,540	201	364	253	(733)	2,625
Wages, salaries and benefits	481	15	496	499	17	83	86	13	698
Aircraft fuel	715	-	715	585	-	71	-	(71)	585
Aircraft rent	63	-	63	79	-	35	-	(10)	104
Airport and navigation fees	241	-	241	243	-	47	-	(47)	243
Aircraft maintenance, materials and supplies	203	-	203	224	-	30	79	(197)	136
Communications and information technology	73	-	73	71	7	1	4	(7)	76
Food, beverages and supplies	77	-	77	80	-	4	-	(1)	83
Depreciation, amortization and obsolesence	171	(2)	169	128	3	5	9	1	146
Commissions	53	-	53	59	-	-	-	-	59
Capacity purchase with Jazz	235	-	235	230	-	-	-	(230)	-
Special charge for labour restructuring	-	-	-	-	-	-	9	-	9
Other	427	1	428	420	134	52	63	(154)	515
Total operating expenses	2,739	14	2,753	2,618	161	328	250	(703)	2,654
Operating income (loss) before under noted item	(12)	(15)	(27)	(78)	40	36	3	(30)	(29)
Provision for cargo investigation	(125)	-	(125)	-	-	-	-	-	-
Operating income (loss)	(137)	(15)	(152)	(78)	40	36	3	(30)	(29)
Interest income	18	7	25	26	3	1	-	3	33
Interest expense	(81)	(15)	(96)	(91)	(3)	(2)	(5)	(22)	(123)
Interest capitalized	17	-	17	36	-	-	-	-	36
Gain on disposal of assets	(36)	82	46	7	-	-	-	-	7
Gain (loss) on financial instruments recorded at fair value	(23)	-	(23)	34	-	-	-	-	34
Equity and other investment income	-	12	12	-	-	-	-	3	3
Other non-operating income (expense)	(2)	1	(1)	(4)	(1)	-	-	5	-
Non-controlling interest	(3)	67	64	(2)	-	-	-	(21)	(23)
Foreign exchange gain (loss)	(89)	-	(89)	33	-	-	-	-	33
Recovery of (provision for) income taxes	48	(33)	15	5	-	-	-	(48)	(43)
Segment income (loss)	$ (288)	$ 106	$ (182)	$ (34)	$ 39	$ 35	$ (2)	$ (110)	$ (72)

*Effective March 14, 2007 the results and financial position of Aeroplan and effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1). Effective October 16, 2007, the results and financial position of ACTS Aero are not consolidated with ACE (Note 1).  Aeroplan and ACTS Aero equity investment income is recorded within CIE prospectively from March 14, 2007, and October 16, 2007 respectively.  Jazz equity investment income is recorded within CIE from May 24, 2007 to February 7, 2008, subsequent to February 7, 2008, distribution income from JAIF is recorded within CIE.  As of March 31, 2008, equity income of $10 relating to ACE’s equity investments is included in Equity and other investment income ($3 for the period ended March 31, 2007).

Notes to the Consolidated Financial Statements Quarter 1 2008

Included within Depreciation, amortization and obsolescence is depreciation of property and equipment for Quarter 1, 2008 of $159 (2007 - $125).  This is broken down by segment as follows; Air Canada $159 (2007 - $118), Aeroplan nil (2007 - nil), Jazz nil (2007 - $5), ACTS $nil (2007 - $1), and CIE (nil) (2007 - $1).

Geographic Information	Three Months Ended
	March 31	March 31
Passenger revenues	2008	2007*

Canada	$ 922	$ 854
US Transborder	530	492
Atlantic	370	361
Pacific	205	213
Other	284	232
	$ 2,311	$ 2,152

	Three Months Ended
	March 31	March 31
Cargo revenues	2008	2007*

Canada	$ 23	$ 25
US Transborder	5	7
Atlantic	58	57
Pacific	28	40
Other	10	11
	$ 124	$ 140
*Effective May 24, 2007 the results and financial position of Jazz are not consolidated within ACE (Note 1).

Passenger and cargo revenues are based on the actual flown revenue for flights with an origin and destination in a specific country or region. Atlantic refers to flights that cross the Atlantic Ocean with origins and destinations principally in Europe. Pacific refers to flights that cross the Pacific Ocean with origins and destinations principally in Asia. Other passenger and cargo revenues refer to flights with origins and destinations principally in South America, South Pacific, and the Caribbean.  Other operating revenues are principally derived from customers located in Canada.

Segment Asset Information	March 31, 2008

	Air Canada	CIE	Total
Cash and cash equivalents	$781	$473	$1,254
Short-term investments	613	66	679
	$1,394	$539	$1,933
Equity investments (Aeroplan, ACTS Aero)	$-	$(73)	$(73)
Additions to capital assets (a)	$403	$-	$403
Total assets	$11,861	$560	$12,421

	December 31, 2007

	Air Canada	CIE	Total
Cash and cash equivalents	$527	$1,773	$2,300
Short-term investments	712	127	839
	$1,239	$1,900	$3,139
Equity investments (Aeroplan, Jazz, ACTS Aero)	$-	$(56)	$(56)
Additions to capital assets (a)	$2,596	$-	$2,622
Total assets	$11,837	$1,934	$13,771
(a) The consolidated total includes additions to capital assets of $10 for Jazz and $16 for ACTS, that were segments up to
May 24, 2007 and October 16, 2007 respectively.

The total assets of CIE is net of the inter-company eliminations between segments and ACE.

Notes to the Consolidated Financial Statements Quarter 1 2008

9. RELATED PARTY TRANSACTIONS

At March 31, 2008 ACE holds a 75% ownership interest in Air Canada. Air Canada has various related party transactions with other ACE related entities, including Aeroplan, Jazz (up to February 7, 2008), and ACTS Aero.  Subsequent to the sale of Jazz units on January 24, 2008 and the termination of the Securityholders’ Agreement on February 7, 2008, ACE no longer exercised significant influence over Jazz. Refer to Note 13 – Capacity Purchase Agreement for a summary of transactions under the Jazz CPA.

Related party trade balances, as outlined below, mainly arise from the provision of services, including the allocation of employee related costs.  Trade balances between the related parties have trade terms which generally require payment 30 days after receipt of invoice.

The related party balances resulting from the application of the related party agreements were as follows:

	March 31	December 31
	2008	2007
Accounts receivable
Aeroplan (Air Canada)	$ 43	$ 20
Aeroplan - distribution receivable (ACE)	3	3
ACTS Aero (Air Canada)	119	99
	$ 165	$ 122
Accounts payable and accrued liabilities
ACTS Aero (Air Canada)	$ 94	$ 88
	$ 94	$ 88

The Quarter 1 2008 related party revenues and expenses include Aeroplan and ACTS Aero. Refer to Note 13 – Capacity Purchase Agreement for transactions with Jazz. The Quarter 1 2007 related party revenues and expenses included Aeroplan (period from March 14 to March 31, 2007) and are summarized as follows:

	Three Months Ended
	March 31	March 31
	2008	2007
Revenues
Revenues from Aeroplan related to Aeroplan rewards
net of purchase of Aeroplan miles	$ 40	$ 16
Property rental revenues from related parties	9	1
Revenues from corporate services and other	19	-
	$ 68	$ 17
Expenses
Maintenance expense for services from ACTS / ACTS Aero	$ 140	$ -
Other expenses	4	1
Recovery of wages, salary and benefit expense for employees assigned to related parties	(81)	(4)
	$ 63	$ (3)

Notes to the Consolidated Financial Statements Quarter 1 2008

10. COMMITMENTS

Boeing 787

Boeing has notified Air Canada that its first Boeing 787 aircraft originally scheduled for delivery in February 2010 is now scheduled for delivery in 2012, with additional deliveries, originally scheduled for completion between 2010 and 2014, being delayed by approximately two to two and a half years.  Air Canada’s capital expenditure projections, including the predelivery payments, have been amended to reflect this delay.

Contractual Obligations

The table below provides Air Canada’s current contractual obligations as at March 31, 2008 for the remainder of 2008 and for the next four years and after 2012.

	Remainder of 2008	2009	2010	2011	2012	Thereafter	Total
Operating lease obligations	$ 220	$ 290	$ 278	$ 214	$ 196	$ 624	$ 1,822
Committed capital expenditures	291	29	53	84	457	3,779	4,693
	$ 511	$ 319	$ 331	$ 298	$ 653	$ 4,403	$ 6,515

Notes to the Consolidated Financial Statements Quarter 1 2008

11. CONTINGENCIES

Investigations by Competition Authorities Relating to Cargo

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada, a number of whom, including Air Canada, have received a statement of objections from the European Commission that sets out the European Commission's preliminary assessment in relation to such matter.  Air Canada has provided its reply to the statement of objections. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating with these investigations, which are likely to lead to proceedings against Air Canada and a number of airlines and other cargo operators in certain jurisdictions. Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations.

During Quarter 1 2008, Air Canada recorded a provision of $125 as a preliminary estimate.  This estimate is based upon the current status of the investigations and proceedings and Air Canada’s assessment as to the potential outcome for certain of them.  This provision does not address the proceedings in all jurisdictions, but only where there is sufficient information to do so.  Management has determined it is not possible at this time to predict with any degree of certainty the outcome of all proceedings.  Additional material provisions may be required.

Notes to the Consolidated Financial Statements Quarter 1 2008

12. CAPITAL MANAGEMENT

ACE is an investment holding company of various aviation interests which include, as at March 31, 2008, a controlling interest in Air Canada, and non-controlling interests in Aeroplan, Jazz, and ACTS.  ACE manages its capital at the parent company level separately from the capital of its subsidiary, Air Canada.  Each of the ACE and Air Canada Boards of Directors approves, the ACE or Air Canada objectives and policies for managing capital as the case may be.  For purposes of disclosure of capital management, the Corporation has provided separate information about ACE and Air Canada.  The ACE information is provided at the parent company level as if its investments were not consolidated and for Air Canada information is provided based on its consolidated financial statements.

ACE

ACE views capital as the sum of parent company debt consisting of convertible notes, convertible preferred shares, non-controlling interest and shareholders’ equity.  This definition of capital is used by management and may not be comparable to measures presented by other public companies.  Capital managed by ACE, summarized from the consolidated statement of financial position, follows:

	March 31	December 31
	2008	2007

Convertible senior notes*	$ 277	$ 273
Convertible preferred shares*	188	182
Non-controlling interest	692	757
Shareholders' equity*	1,687	3,217
Capital	$ 2,844	$ 4,429

* For accounting purposes, the convertible senior notes and convertible preferred shares are presented as compound instruments.  The carrying values ascribed to the holders’ conversion options within the senior notes and preferred shares, included in shareholders’ equity as at March 31, 2008, amount to $90 ($90 as at December 31, 2007) and $117 ($117 as at December 31, 2007), respectively.

ACE’s business strategy, to surface shareholder value and to return capital to its shareholders, has influenced its capital management objectives.

Consistent with ACE’s strategy to surface shareholder value, in Quarter 1 2008, ACE sold 13 million trust units of Jazz Air Income Fund for net proceeds of $97 and realized a gain on disposal of $89 ($71 after tax).  As at March 31, 2008, ACE has retained ownership interests in Air Canada (75.0%), Aeroplan (20.1%), Jazz (9.5%) and ACTS (22.8%).

On April 21, 2008, ACE completed the sale of 20.4 million trust units of Aeroplan Income Fund for net proceeds of $343, retaining a 9.9% ownership interest, in Aeroplan Income Fund.

During Quarter 1 2008, ACE returned capital to its shareholders by way of a substantial issuer bid, wherein ACE completed the purchase and cancellation of 49.9 million common shares for an aggregate purchase price of $1,498.

As at March 31, 2008, ACE’s capital amounted to $2,844, a decline of $1,585 during the quarter  ($4,429 as at December 31, 2007) mainly due to the substantial issuer bid. Cash, cash equivalents and short-term investments amounted to $539 ($1,900 as at December 31, 2007).

AIR CANADA

Air Canada views capital as the sum of long-term debt, non-controlling interest, capitalized operating leases and shareholders’ equity.  Air Canada currently has predelivery financing arranged, and as the aircraft have not yet been delivered, this debt is excluded from the capital base.  Air Canada includes capitalized operating leases, which is a measure commonly used in the industry ascribing a value to obligations under operating leases.  The

Notes to the Consolidated Financial Statements Quarter 1 2008

value is based on annualized aircraft rent expense multiplied by 7.5 as an estimate of the present value of operating lease obligations, which is a factor commonly used in the airline industry.  The measure used may not necessarily reflect the fair value or net present value related to the future minimum lease payments as the measure is not based on the remaining contractual payments and the factor may not recognize discount rates implicit in the actual leases or current rates for similar obligations with similar terms and risks.  This definition of capital is used by management and may not be comparable to measures presented by other public companies.

Air Canada also monitors its ratio of adjusted net debt to net debt plus shareholders’ equity. Adjusted net debt is calculated as the sum of long-term debt, non-controlling interest and capitalized operating leases less cash, cash equivalents and short-term investments.

Air Canada's main objectives when managing capital are:

▪	to structure repayment obligations in line with the expected life of Air Canada’s principal revenue generating assets;

▪
to ensure Air Canada has access to capital to fund Air Canada’s fleet renewal and refurbishment program and to ensure adequate cash levels to withstand deteriorating economic conditions that may arise;

▪	to maintain an appropriate balance between debt supplied capital versus investor supplied capital as measured by the adjusted net debt to net debt plus equity ratio; and

▪	to maintain Air Canada’s credit ratings to facilitate access to capital markets at competitive interest rates.

In order to maintain or adjust the capital structure, Air Canada may adjust the type of aircraft financing utilized, including purchase versus lease decisions, defer or cancel aircraft expenditures by not exercising available options or selling current aircraft options, drawing upon the available revolving credit facility to meet liquidity requirements and issuing debt or equity securities, all subject to market conditions and the terms of the underlying third party agreements.

Notes to the Consolidated Financial Statements Quarter 1 2008

AIR CANADA

Air Canada’s total capital as at March 31, 2008 and December 31, 2007 is calculated as follows:

	March 31	December 31
	2008	2007

Long-term debt and capital lease obligations	$ 4,035	$ 4,006
Current portion of long-term debt and capital lease obligations	424	413
	4,459	4,419
Non-controlling interest	187	184
Capitalized operating leases	1,995	2,115
Less Predelivery financing included in long-term debt	(324)	(521)
Adjusted debt and non-controlling interest	6,317	6,197
Shareholders' equity	2,233	2,443
Total Capital	$ 8,550	$ 8,640

Adjusted debt and non-controlling interest	6,317	6,197
Less cash, cash equivalents and short-term investments	(1,394)	(1,239)
Adjusted net debt and non-controlling interest	$ 4,923	$ 4,958

Adjusted net debt to adjusted net debt plus shareholders' equity ratio	68.8%	67.0%

There was no significant change in the amount of total capital or the ratio of adjusted net debt to net debt plus shareholders' equity during the period.  The deterioration from December 31, 2007 in the ratio is attributable, in part, to the net loss recorded during the first quarter, 2008.

Notes to the Consolidated Financial Statements Quarter 1 2008

13. JAZZ CAPACITY PURCHASE AGREEMENT

Air Canada and Jazz are parties to the Jazz CPA pursuant to which Air Canada purchases substantially all of Jazz’s fleet capacity based on predetermined rates, in addition to reimbursing Jazz, without mark-up, for certain pass-through costs as defined in the Jazz CPA which include fuel, airport and user fees and other. The fees include both a variable component that is dependent on Jazz aircraft utilization and a fixed component and are recorded in the applicable category within the operating expenses in the results of Air Canada.  Refer to Note 22 – Related Party Transactions in the 2007 annual consolidated financial statements of the Corporation for further details regarding the Jazz CPA.  Up until May 24, 2007, the results of Jazz are consolidated within ACE (Note 1).

The following table outlines CPA and pass-through costs for the period:

	Three Months Ended
	March 31	March 31
	2008	2007

Expenses from CPA with Jazz	$ 235	$ 230
Pass through fuel expense from Jazz	93	71
Pass through airport expense from Jazz	50	47
Pass through other expense from Jazz	15	13
Total Jazz CPA and pass through costs	$ 393	$ 361

Notes to the Consolidated Financial Statements Quarter 1 2008

14. SUBSEQUENT EVENTS

Disposal of Aeroplan Income Fund units

On April 21, 2008 ACE completed the sale of 20.4 million trust units of AIF at a price of $17.50 per unit representing total net proceeds to ACE of approximately $343. Immediately following the sale, ACE holds 9.9% of the issued and outstanding units of AIF.

Document 2

Quarter 1 2008
Management’s Discussion and
Analysis of Results of Operations
and Financial Condition

May 9, 2008

Table of Contents

1.	Preface	1
2.	Caution Regarding Forward-Looking Information	2
3.	Industry Interests	3
4.	Significant Events	4
5.	Accounting Policies	5
6.	Results of Operations – Quarter 1 2008	7
6.1.	Air Canada	10
6.2.	Corporate Items and Eliminations (“CIE”)	11
7.	Financial and Capital Management	12
7.1.	Analysis of Financial Position	12
7.2.	Consolidated Cash flows	13
7.3.	Contractual Obligations	14
7.4.	Air Canada Capital Expenditures and Related Financing Arrangements	15
7.5.	Air Canada Fleet	16
7.6.	Capital Management	17
7.7.	ACE Share Information	18
8.	Related Party Transactions	19
9.	Financial Instruments and Risk Management	20
10.	Risk Factors	24
11.	Quarterly Financial Information	25
12.	Off-Balance Sheet Arrangements	26
13.	Controls and Procedures	26
14.	Subsequent Events	26
15.	Non-GAAP Financial Measures	26
16.	Glossary of Terms	28

Quarter 1 2008 Management’s Discussion and Analysis

1. Preface

ACE Aviation Holdings Inc. (“ACE”), which was incorporated on June 29, 2004, is a holding company of various aviation interests.  In Quarter 1 2008, ACE had two reportable segments:  Air Canada and CIE.  During 2007, in addition to Air Canada and CIE, ACE had the following additional reportable segments: Aeroplan Limited Partnership (“Aeroplan”) up to March 14, 2007, Jazz Air LP (“Jazz”) up to May 24, 2007 and ACTS LP (“ACTS”) up to October 16, 2007.

ACE is listed on the Toronto Stock Exchange (“TSX”) where its Class A variable voting shares and Class B voting shares are traded under the symbols ACE.A and ACE.B, respectively.

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) for Quarter 1 2008 should be read in conjunction with ACE’s unaudited interim consolidated financial statements and notes for Quarter 1 2008.  Reference to “Corporation” in this MD&A refers to, as the context may require, ACE and its aviation interests collectively, ACE and one or more of its aviation interests, one or more of ACE’s aviation interests, or ACE itself.  Except where the context otherwise requires, all monetary amounts are stated in Canadian dollars.  For an explanation of certain terms used in this MD&A, refer to section 16 “Glossary of Terms”.  Except as otherwise noted, this MD&A is current as of May 8, 2008.

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.

The ACE Audit, Finance & Risk Committee has reviewed this MD&A and the Quarter 1 2008 unaudited interim consolidated financial statements and notes and ACE’s Board of Directors approved these documents prior to their release.  For further information on ACE’s public disclosure file, including ACE’s Annual Information Form, please consult SEDAR at www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or ACE’s website at www.aceaviation.com.

1

Quarter 1 2008 Management’s Discussion and Analysis

2. Caution Regarding Forward-Looking Information

ACE’s communications often contain written or oral forward-looking statements which are included in the MD&A and may be included in filings with securities regulators in Canada and the United States.  These forward-looking statements are identified by the use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will”, “would”, and similar terms and phrases, including references to assumptions.  Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.

Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties.  Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business.  Results indicated in forward-looking statements may differ materially from actual results for a number of factors, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist acts, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending litigation and actions by third parties as well as the factors identified throughout this MD&A and, in particular, those identified in  the “Risk Factors” section of ACE’s 2007 MD&A dated February 7, 2008 and section 10 of this MD&A.  The forward-looking statements contained in this discussion represent ACE’s expectations as of May 8, 2008, and are subject to change after such date.  However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

2

Quarter 1 2008 Management’s Discussion and Analysis

3. Industry Interests

The following is a listing of ACE’s aviation interests as at May 8, 2008.

	Aviation Interests	Ownership
Air Canada (TSX: AC.A, AC.B)

Air Canada is Canada's largest domestic and international airline and the largest provider of scheduled passenger services in the Canadian market, the Canada - US transborder market and in the international market to and from Canada.  Wholly-owned subsidiaries of Air Canada include:

		75.0%
	• AC Cargo Limited Partnership ("Air Canada Cargo") which, together with Air Canada, are Canada's largest provider of air cargo services.
	• ACGHS Limited Partnership ("Air Canada Ground Handling Services") which is a passenger and ground handling service provider.
	• Touram Limited Partnership ("Air Canada Vacations") which is a major Canadian tour operator offering leisure travel packages.
Aeroplan (TSX: AER.UN)	Aeroplan is Canada's premier loyalty marketing program. Aeroplan provides its commercial partners with loyalty marketing services designed to stimulate demand for such partners' products and services. ACE’s ownership interest in Aeroplan is held indirectly through its holdings of Aeroplan Income Fund units. On December 20, 2007, Aeroplan acquired privately-held LMG, a leading loyalty marketing and customer-driven insight and analysis company.	9.9%
Jazz (TSX: JAZ.UN)	Jazz is the largest regional airline and second largest airline in Canada, after Air Canada, based on fleet size and number of routes operated. Jazz operates both domestic and US transborder services for Air Canada under a capacity purchase agreement. ACE’s ownership interest in Jazz is indirectly held through its holdings of Jazz Air Income Fund units.	9.5%
ACTS Aero	ACTS Aero is a full-service aircraft maintenance, repair and overhaul organization that competes on a global basis.	22.8%

3

Quarter 1 2008 Management’s Discussion and Analysis

4. Significant Events

The following significant events occurred during the period January 1, 2008 to May 8, 2008.

Substantial Issuer Bid
On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of $1,498 million, in accordance with the terms of a substantial issuer bid.  No convertible preferred shares of ACE were deposited on an as converted basis under the offer.

ACTS
On January 14, 2008, cash proceeds of $40 million, representing the full balance of funds held in escrow on the closing of the monetization of ACTS on October 16, 2007, were received by ACE.

Jazz
On January 24, 2008, ACE sold 13,000,000 units of Jazz Air Income Fund on an exempt trade basis to certain funds and accounts managed by West Face Capital Inc. and to Sunrise Partners Limited Partnership at a price of $7.45 per unit representing total net proceeds to ACE of approximately $97 million.

Aeroplan
On April 21, 2008, ACE completed the sale of 20,400,000 units of Aeroplan Income Fund at a price of $17.50 per unit, for gross proceeds of $357 million (net proceeds of approximately $343 million).  Immediately following the sale, ACE held 19,892,088 units of Aeroplan Income Fund, representing approximately 9.9% of the issued and outstanding units of Aeroplan Income Fund.

4

Quarter 1 2008 Management’s Discussion and Analysis

5. Accounting Policies

ACE prepares its consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Significant accounting policies and methods used in preparation of ACE’s Quarter 1 2008 unaudited interim consolidated financial statements are described in Note 2 to ACE’s 2007 audited consolidated financial statements.

ACE’s results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and the consolidation of ACTS’ operations only up to October 16, 2007.  After those dates, ACE’s investments in Aeroplan, ACTS Aero and Jazz (up to February 7, 2008) are accounted for using the equity method.  Effective February 7, 2008, ACE’s investment in Jazz is classified as an available-for-sale investment.  As a result of the above-noted changes, ACE’s results of operations for 2008 are not directly comparable to its operating results for 2007.

The preparation of ACE’s consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent liabilities and reported amounts of revenues and expenses for the period of the consolidated financial statements.  ACE evaluates these estimates and assumptions on a regular basis, based on historical experience and other relevant factors.  Actual amounts could differ materially from those estimates and assumptions.  For a description of critical accounting estimates utilized in the preparation of ACE‘s consolidated financial statements, see “Critical Accounting Estimates” in ACE’s 2007 MD&A dated February 7, 2008.  There were no significant changes to ACE’s critical accounting estimates from those disclosed at that time.

Accounting for Aeroplan
As a result of ACE's special distribution of Aeroplan Income Fund units and the conversion of its remaining units of Aeroplan LP into units of Aeroplan Income Fund on March 14, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of Aeroplan after that date and accounts for its investment using the equity method of accounting.

Accounting for Jazz
As a result of the special distribution of Jazz Air Income Fund units on May 24, 2007, ACE no longer consolidated the results of operations, assets and liabilities and cash flows of Jazz after that date and accounted for its investment from May 24, 2007 to February 7, 2008 using the equity method of accounting.  Subsequent to ACE’s sale of Jazz Air Income Fund units on January 24, 2008 and the termination of the Securityholders’ Agreement between ACE and Jazz Air Income Fund on February 7, 2008, ACE no longer equity accounts for Jazz and ACE’s investment in Jazz is classified as an available-for-sale investment under financial instruments.  Unrealized period changes in fair value are recorded in “other comprehensive income” and distributions from Jazz Air Income Fund are recorded in “equity and other investment income” in non-operating expense income (expense) on ACE’s consolidated statement of operations.

Accounting for ACTS
As a result of the monetization of ACTS on October 16, 2007, ACE no longer consolidates the results of operations, assets and liabilities and cash flows of ACTS after that date and accounts for its investment using the equity method of accounting.

5

Quarter 1 2008 Management’s Discussion and Analysis

Changes in Accounting Policies

Capital Disclosures and Financial Instruments – Presentation and Disclosure
Effective January 1, 2008, the Corporation adopted three new CICA accounting standards: section 1535, Capital Disclosures, section 3862, Financial Instruments – Disclosures and section 3863, Financial Instruments – Presentation.

Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate the entity’s objectives, policies and processes for managing capital.

Sections 3862 and 3863 replace section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements in certain areas, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Refer to section 9 of this MD&A for information on the Corporation’s financial instruments.

For additional information on these new accounting standards, refer to sections 7.6 and 9 of this MD&A.

Inventories
Effective January 1, 2008, the Corporation adopted CICA section 3031, Inventories, which replaced section 3030, Inventories. Section 3031 provides more extensive guidance on measurement, and expands disclosure requirements to increase transparency.  The Corporation’s accounting policy for aircraft fuel inventory is consistent with the measurement requirements in the new standard and, as a result, no adjustment was recorded on the transition, however, additional disclosures have been included in ACE’s interim unaudited consolidated financial statements for Quarter 1 2008.

Future Accounting Standard Changes
In February 2008, the CICA issued section 3064, Goodwill and Intangible Assets, which provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination.  The standard is effective for fiscal years beginning on or after October 1, 2008, and requires retroactive application to prior period financial statements. The Corporation is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

6

Quarter 1 2008 Management’s Discussion and Analysis

6. Results of Operations – Quarter 1 2008

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for Quarter 1 2008.  Segment information has been prepared consistent with how financial information is produced internally for the purposes of making business decisions.

Unaudited	Quarter 1 2008
(Canadian dollars in millions)	Air Canada	CIE	ACE Total
Operating revenue
Passenger revenue	$ 2,311	$ -	$ 2,311
Cargo revenue	124	-	124
Other revenue	291	-	291
External revenue	2,726	-	2,726
Inter-segment revenue	1	(1)	-
	2,727	(1)	2,726
Operating expenses
Wages, salaries and benefits	481	15	496
Aircraft fuel	715	-	715
Aircraft rent	63	-	63
Airport and navigation fees	241	-	241
Aircraft maintenance, materials, and supplies	203	-	203
Communications and information technology	73	-	73
Food, beverages and supplies	77	-	77
Depreciation, amortization and obsolescence	171	(2)	169
Commissions	53	-	53
Capacity purchase with Jazz	235	-	235
Other operating expenses	427	1	428
	2,739	14	2,753
Operating loss before under-noted item	(12)	(15)	(27)
Provision for cargo investigations	(125)	-	(125)
Operating loss	(137)	(15)	(152)
Non-operating income (expense)
Interest income	18	7	25
Interest expense	(81)	(15)	(96)
Interest capitalized	17	-	17
Gain (loss) on disposal of assets	(36)	82	46
Loss on financial instruments recorded at fair value	(23)	-	(23)
Equity and other investment income (1)	-	12	12
Other non-operating income (expense)	(2)	1	(1)
	(107)	87	(20)
Income (loss) before the following items	(244)	72	(172)
Non-controlling interest	(3)	67	64
Foreign exchange loss	(89)	-	(89)
Recovery of (provision for) income taxes	48	(33)	15
Income (loss) for the period	(288)	106	(182)

EBITDAR/EBITDA before the provision for cargo investigations (2)	$ 222	$ (17)	$ 205
EBITDAR/EBITDA (2)	$ 97	$ (17)	$ 80

(1)
ACE is accounting for its investments in Aeroplan, ACTS Aero and Jazz (up to February 7, 2008) under the equity method and, for Quarter 1 2008, has recorded equity income from these investments in non-operating income (expense) under “equity and other investment income” within the CIE segment.  Effective February 7, 2008, distributions from Jazz Air Income Fund are recorded in “equity and other investment income” within CIE.

(2)	Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR before the provision for cargo investigations to operating income (loss) and EBITDAR/EBITDA to operating income (loss).

7

Quarter 1 2008 Management’s Discussion and Analysis

The following table reflects the results of the Corporation, the results of its reportable segments and certain non-GAAP measures for Quarter 1 2007.

Unaudited	Quarter 1 2007
(Canadian dollars in millions)	Air Canada	Aeroplan (1)	Jazz	ACTS	CIE	ACE Total
Operating revenue
Passenger revenue	$ 2,137	$ -	$ -	$ -	$ 15	$ 2,152
Cargo revenue	140	-	-	-	-	140
Other revenue	209	198	2	57	(133)	333
External revenue	2,486	198	2	57	(118)	2,625
Inter-segment revenue	54	3	362	196	(615)	-
	2,540	201	364	253	(733)	2,625

Operating expenses
Wages, salaries and benefits	499	17	83	86	13	698
Aircraft fuel	585	-	71	-	(71)	585
Aircraft rent	79	-	35	-	(10)	104
Airport and navigation fees	243	-	47	-	(47)	243
Aircraft maintenance, materials, and supplies	224	-	30	79	(197)	136
Communications and information technology	71	7	1	4	(7)	76
Food, beverages and supplies	80	-	4	-	(1)	83
Depreciation, amortization and obsolescence	128	3	5	9	1	146
Commissions	59	-	-	-	-	59
Capacity purchase with Jazz	230	-	-	-	(230)	-
Special charge for labour restructuring	-	-	-	9	-	9
Other operating expenses	420	134	52	63	(154)	515
	2,618	161	328	250	(703)	2,654

Operating income (loss)	(78)	40	36	3	(30)	(29)

Non-operating income (expense)
Interest income	26	3	1	-	3	33
Interest expense	(91)	(3)	(2)	(5)	(22)	(123)
Interest capitalized	36	-	-	-	-	36
Gain on disposal of assets	7	-	-	-	-	7
Gain on financial instruments recorded at fair value	34	-	-	-	-	34
Equity and other investment income	-	-	-	-	3	3
Other non-operating income (expense)	(4)	(1)	-	-	5	-
	8	(1)	(1)	(5)	(11)	(10)

Income (loss) before the following items	(70)	39	35	(2)	(41)	(39)

Non-controlling interest	(2)	-	-	-	(21)	(23)
Foreign exchange gain	33	-	-	-	-	33
Recovery of (provision for) income taxes	5	-	-	-	(48)	(43)
Income (loss) for the period	$ (34)	$ 39	$ 35	$ (2)	$ (110)	$ (72)
EBITDAR/EBITDA(2)	$ 129	$ 43	$ 76	$ 12	$ (39)	$ 221

(1)
The above reflects the consolidation of Aeroplan results from January 1 to March 13, 2007.  Commencing March 14, 2007, ACE is accounting for its investment in Aeroplan under the equity method and, for the period March 14 to March 31, 2007, has recorded equity income from the Aeroplan investment in non-operating income (expense) under “equity and other investment income” within the CIE segment.

(2)	Refer to section 15 "Non-GAAP Financial Measures" in this MD&A for a reconciliation of EBITDAR/EBITDA to operating income (loss).

8

Quarter 1 2008 Management’s Discussion and Analysis

ACE’s results of operations and EBITDAR for Quarter 1 2008 are not directly comparable to its operating results and EBITDAR for Quarter 1 2007.  Refer to section 5 of this MD&A for additional information on the changes in accounting relating to Aeroplan, Jazz and ACTS Aero.

ACE recorded an operating loss of $27 million, before a provision for cargo investigations, in Quarter 1 2008 compared to an operating loss of $29 million in Quarter 1 2007.  Air Canada recorded a provision for cargo investigations of $125 million in Quarter 1 2008 relating to alleged anti-competitive cargo pricing activities.  Management does not consider this provision to be reflective of the underlying financial performance of Air Canada from ongoing operations.  ACE’s consolidated results for Quarter 1 2007 included operating income from Aeroplan, Jazz and ACTS of $40 million, $36 million and $3 million, respectively.

EBITDAR of $205 million, before the provision for cargo investigations, was recorded in Quarter 1 2008 compared to EBITDAR of $221 million in the same period in 2007.  In Quarter 1 2007, Aeroplan, Jazz and ACTS recorded EBITDAR of $43 million, $76 million and $12 million, respectively.

ACE recorded operating revenues of $2,726 million and operating expenses of $2,753 million in Quarter 1 2008.  In the same period in 2007, ACE recorded operating revenues of $2,625 million and operating expenses of $2,654 million.  As a result of the deconsolidation of Aeroplan, Jazz and ACTS, ACE’s Quarter 1 2008 operating revenues and expenses are not directly comparable to its operating revenues and expenses for Quarter 1 2007.

Non-operating expense amounted to $20 million in Quarter 1 2008 compared to non-operating expense of $10 million in Quarter 1 2007.  Included in Quarter 1 2008 was a gain on ACE’s sale of Jazz Air Income Fund units of $89 million and an impairment charge of $38 million recorded by Air Canada related to its fleet of Boeing 767-200 aircraft due to the revised retirement date of the aircraft.  Losses on financial instruments recorded at fair value amounted to $23 million in Quarter 1 2008 compared to gains of $34 million in Quarter 1 2007.  Refer to section 9 of this MD&A for additional information on Air Canada’s derivatives.

Net losses on foreign currency monetary items amounted to $89 million in Quarter 1 2008 versus gains of $33 million in Quarter 1 2007.   The loss in Quarter 1 2008 was largely attributable to a weaker Canadian dollar at March 31, 2008 compared to December 31, 2007, partially offset by gains of $79 million related to foreign currency derivatives.  The March 31, 2008 noon date rate was $1US = Cdn $1.0279 while the December 31, 2007 noon date rate was $1US = Cdn $0.9881.

Income tax recovery was $15 million in Quarter 1 2008 on a pre-tax loss of $197 million.  No tax recovery was recorded by Air Canada on the provision for cargo investigations.  A provision for income taxes of $43 million was recorded in Quarter 1 2007 on a pre-tax loss of $29 million, mainly related to non-recurring items including the special distribution of Aeroplan Income Fund and Jazz Air Income Fund units.

Net loss in Quarter 1 2008 amounted to $182 million or $(2.96) per diluted share.  Net loss in Quarter 1 2007 amounted to $72 million or $(0.70) per diluted share.  The net loss in Quarter 1 2008 included the provision of $125 million recorded by Air Canada related to alleged anti-competitive cargo pricing activities.

9

Quarter 1 2008 Management’s Discussion and Analysis

6.1.     Air Canada

In Quarter 1 2008, Air Canada recorded an operating loss of $12 million, before the provision for cargo investigations, compared to an operating loss of $78 million in Quarter 1 2007, an improvement of $66 million.

In Quarter 1 2008, EBITDAR amounted to $222 million, before the provision for cargo investigations, compared to EBITDAR of $129 million in the same period in 2007, an improvement of $93 million, despite an increase in fuel expense of $130 million.

Passenger revenues increased $174 million or 8.1% to $2,311 million in Quarter 1 2008 due to traffic growth of 4.4% and a yield increase of 2.2%, despite the negative impact of a stronger Canadian dollar discussed further below.  System RASM increased 2.0% due to the growth in yield.  The North American market remained strong with domestic passenger revenues increasing by $74 million or 8.7% from Quarter 1 2007, due to both yield and traffic growth, and US transborder passenger revenues increasing by $41 million or 8.4% from Quarter 1 2007, due to an increase in yield. In the Atlantic market, passenger revenues increased $12 million or 3.4% from Quarter 2007, due primarily to traffic and, to a lesser extent, yield growth. Pacific passenger revenues decreased $7 million or 3.1% from Quarter 1 2007, due to a decline in yield.  Other passenger revenues (comprised of South Pacific, Caribbean, Mexico and South America) increased $54 million or 23.1% from Quarter 1 2007.  A stronger Canadian dollar in Quarter 1 2008, which lowers the Canadian dollar value of sales in foreign countries, had a negative impact on foreign currency denominated revenues, accounting for a decrease of $62 million to Air Canada’s Quarter 1 2008 passenger revenues.

Operating expenses were $2,739 million in Quarter 1 2008, an increase of $121 million or 5% over Quarter 1 2007, largely due to higher fuel expense which increased $130 million or 22% from Quarter 1 2007. CASM in Quarter 1 2008 was unchanged from Quarter 1 2007.  Excluding fuel expense, CASM declined 4.8%.  Unit cost reductions were recorded in all major categories with the exception of fuel and ownership costs.  A stronger Canadian dollar versus the US dollar and unit cost savings related to the Boeing 777 aircraft were among the more important factors in the unit cost decrease, excluding fuel expense, from the first quarter of 2007.  The higher unit cost of ownership reflects Air Canada’s investment in new aircraft and the aircraft interior refurbishment program.

Non-operating expense amounted to $107 million in Quarter 1 2008 compared to non-operating income of $8 million in Quarter 1 2007.  Net interest expense increased $17 million.  A lower amount of capitalized interest related to new aircraft and a decrease in interest income due to lower cash balances more than offset a $10 million decrease in interest expense.  Although there was an increase in interest expense driven by the financing of additional aircraft in the quarter, this increase was more than offset by the impact of lower aircraft financing rates versus Quarter 1 2007 and the favourable impact of a stronger Canadian dollar versus the US dollar in Quarter 1 2008 compared to Quarter 1 2007.

In Quarter 1 2008, Air Canada recorded an impairment charge of $38 million related to its fleet of Boeing 767-200 aircraft due to the revised retirement date of the aircraft.  Losses relating to fair value adjustment on certain derivatives instruments amounted to $23 million in Quarter 1 2008 versus gains of $34 million in the same quarter of 2007.  Losses recorded in Quarter 1 2008 related to derivatives are described in section 9 of this MD&A.

Net losses on foreign currency monetary items amounted to $89 million in Quarter 1 2008 versus gains of $33 million in Quarter 1 2007.   The loss in Quarter 1 2008 was largely attributable to a weaker Canadian dollar at March 31, 2008 compared to December 31, 2007, partially offset by gains of $79 million related to foreign currency derivatives.

Income tax recovery was $48 million in Quarter 1 2008, representing an effective income tax rate of 14%, as compared to $5 million at an effective income tax rate of 13% for the same period in 2007.  The effective income tax rate was impacted by the capital portion of certain foreign exchange losses reported in Quarter 1 2008 which were tax-effected at 50% of the income tax rate. In addition, no tax recovery was recorded on the provision for cargo investigations, which has the effect of reducing the effective tax rate.

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Quarter 1 2008 Management’s Discussion and Analysis

A segment loss of $288 million was recorded in Quarter 1 2008 compared to a segment loss of $34 million in Quarter 1 2007.  The segment loss in Quarter 1 2008 included a provision of $125 million related to alleged anti-competitive cargo pricing activities.

6.2.     Corporate Items and Eliminations (“CIE”)

CIE includes the corporate, financing and investing activities of ACE.  As a result of the change in the accounting for ACE’s investment in Aeroplan, effective March 14, 2007, certain consolidation adjustments relating to Aeroplan are no longer recorded in CIE.  As previously discussed, the accounting for ACE’s investment in ACTS Aero was changed during October 2007 from consolidation to the equity method of accounting reported under the CIE segment.  Up until the time of deconsolidating ACTS Aero, the CIE segment also included certain consolidation adjustments related to revenue recognition differences for maintenance services provided by ACTS (completed contract basis of accounting for engine and component maintenance services versus the expense recognition basis in Air Canada and Jazz, which is as the work is completed).  In addition, consolidation adjustments were previously made related to the timing of revenue and expense recognition pertaining to power-by-the-hour contracts.  Subsequent to the change in the accounting for ACE’s investment in ACTS, these consolidation adjustments are no longer required.

ACE’s consolidated statement of operations for Quarter 1 2008 reflected $12 million of equity and other investment income from ACE’s investment in Aeroplan, Jazz and ACTS Aero.  Effective February 7, 2008, ACE no longer equity accounts for Jazz. ACE’s investment in Jazz is now classified as an available-for-sale investment under financial instruments, resulting in unrealized period changes in fair value being recorded in “other comprehensive income” and distributions from Jazz Air Income Fund being recorded in “equity and other investment income” in the CIE segment.  In Quarter 1 2007, equity income of $3 million was recorded by ACE.  CIE recorded an operating loss of $15 million in Quarter 1 2008 compared to an operating loss of $30 million in Quarter 1 2007.  Negative EBITDAR of $17 million was recorded in Quarter 1 2008 compared to negative EBITDAR of $39 million in Quarter 1 2007.

The sale by ACE of 13,000,000 units of Jazz Air Income Fund resulted in a gain on sale of $89 million ($71 million after tax) in Quarter 1 2008.

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Quarter 1 2008 Management’s Discussion and Analysis

7. Financial and Capital Management

The following table summarizes ACE’s consolidated statement of financial position as at March 31, 2008 and as at December 31, 2007.

Condensed Consolidated Statement of Financial Position
(Canadian dollars in millions)	March 31, 2008	December 31, 2007

Assets
Cash, cash equivalents and short-term investments	$ 1,933	$ 3,139
Other current assets	1,420	1,482
Current assets	3,353	4,621
Property and equipment	7,743	7,925
Intangible assets	650	647
Other assets	675	578
	$ 12,421	$ 13,771
Liabilities
Current liabilities	$ 3,372	$ 3,252
Long-term debt and capital lease obligations	4,035	4,006
Pension and other benefits liabilities	1,773	1,824
Other long-term liabilities	862	715
	10,042	9,797

Non-controlling interest	692	757

Shareholders' equity	1,687	3,217
	$ 12,421	$ 13,771

7.1.    Analysis of Financial Position

At March 31, 2008, ACE consolidated cash, cash equivalents and short-term investments amounted to $1,933 million, a decrease of $1,206 million from December 31, 2007.  ACE’s unconsolidated cash, cash equivalents and short-term investments amounted to $539 million, a decrease of $1,361 million from December 31, 2007.  The change in ACE’s unconsolidated cash balances was mainly the result of the substantial issuer bid, partially offset by the sale and disposals discussed under section 7.2 of this MD&A.  Air Canada’s cash, cash equivalents and short-term investments amounted to $1,394 million at March 31, 2008, an increase of $155 million from December 31, 2007.  Shareholders’ equity totaled $1,687 million at March 31, 2008, a reduction of $1,530 million from December 31, 2007.  The change in shareholders’ equity was mainly due to the substantial issuer bid.

Convertible Senior Notes
In 2005, ACE issued $330 million of Convertible Senior Notes due 2035 which bear interest at a rate of 4.25% per annum (“Convertible Senior Notes”).  As at March 31, 2008, Convertible Senior Notes with a face value of $7 million had been converted at the option of the holder and settled for cash resulting in ACE having a principal amount of $323 million in Convertible Senior Notes issued and outstanding.

At any time on or after June 6, 2008, ACE may redeem all or a portion of the Convertible Senior Notes at a redemption price equal to 100% of the principal amount of the Convertible Senior Notes, plus accrued interest.  For accounting purposes, the Convertible Senior Notes are presented as a compound instrument.  The carrying value of the financial liability component of the Convertible Senior Notes at March 31, 2008 was $277 million.

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Quarter 1 2008 Management’s Discussion and Analysis

7.2.    Consolidated Cash flows

As previously discussed, ACE’s results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and the consolidation of ACTS’ operations only up to October 16, 2007.  Consequently, ACE’s consolidated statement of cash flows for Quarter 1 2008 is not comparable to its consolidated statement of cash flows for Quarter 1 2007.

The following table summarizes ACE’s consolidated statement of cash flows for the indicated periods.

	Quarter 1	Quarter 1
(Canadian dollars in millions)	2008	2007	$ Change

Cash from operating activities	$ 229	$ 319	$ (90)

Cash used for financing activities	(1,633)	(1)	(1,632)

Cash from (used for) investing activities	358	(819)	1,177

Net change in cash and cash equivalents during the period	(1,046)	(501)	(545)

Cash and cash equivalents - Beginning of period	2,300	1,854	446
Cash and cash equivalents - End of period	$ 1,254	$ 1,353	$ (99)

ACE unconsolidated
The following summarizes significant transactions or factors which impacted ACE’s unconsolidated cash, cash equivalents and short-term investments in Quarter 1 2008:

•
A decrease in ACE’s cash flows from operations from Quarter 1 2007 was primarily as result of the change in accounting for ACE’s investment in Aeroplan and Jazz.  Refer to section 5 of this MD&A for information on ACE’s accounting policies.

•
On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of $1,498 million, in accordance with the terms of a substantial issuer bid.  This transaction is reflected in “cash used for investing activities” in ACE’s Quarter 1 2008 consolidated statement of cash flows.

•
On January 14, 2008, cash proceeds of $40 million representing the full balance of funds held in escrow on closing of the monetization of ACTS on October 16, 2007 were received by ACE.  This transaction is reflected in “cash from investing activities” in ACE’s Quarter 1 2008 consolidated statement of cash flows.

•
On January 24, 2008, ACE completed the sale of 13,000,000 units of Jazz Air Income Fund at a price of $7.45 per unit for net proceeds of approximately $97 million.  This transaction is reflected in “cash from investing activities” in ACE’s Quarter 1 2008 consolidated statement of cash flows.

On April 21, 2008, ACE completed the sale of 20,400,000 units of Aeroplan Income Fund at a price of $17.50 per unit for net proceeds of approximately $343 million.  ACE’s unconsolidated cash, cash equivalents and short-term investments amounted to $886 million following the sale of these units on April 21, 2008.

In Quarter 1 2007, cash flows used for investing activities included cash payments of $53 million in connection with the acquisition of Aeroman and the Aeroplan cash of $231 million which was removed from ACE’s consolidated statement of financial position.

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Quarter 1 2008 Management’s Discussion and Analysis

Air Canada
The following summarizes significant transactions or factors which impacted Air Canada’s consolidated cash, cash equivalents and short-term investments in Quarter 1 2008:

•
Cash flows from operating activities decreased $13 million from Quarter 1 2007.  An improvement in operating results compared to Quarter 1 2007 was more than offset by unfavourable changes in non-cash working capital items, mainly attributable to growth in accounts receivable due to the timing of passenger sales.

•
Cash used for financing activities in Quarter 1 2008 amounted to $135 million in Quarter 1 2008.  Air Canada had new aircraft borrowings of $187 million which were more than offset by reduction of long-term debt and capital lease obligations of $322 million.

•
Cash flows from investing activities in Quarter 1 2008 amounted to $159 million.  Air Canada received proceeds of $411 million in Quarter 1 2008 relating to the sale and leaseback of three Boeing 777 aircraft.  Additions to capital assets at Air Canada, including the expenditures relating to the three Boeing 777 which were sold and leased back, amounted to $403 million.  Other additions included one additional Boeing 777 aircraft, three Embraer ERJ-190 aircraft, expenditures related to the aircraft interior refurbishment program and inventory and spare engines.  Air Canada sold an Airbus A319 aircraft in Quarter 1 2008 for proceeds of $23 million.  In Quarter 1 2007, Air Canada sold one of its commercial real estate properties for net proceeds of $42 million.

7.3.    Contractual Obligations

The table below provides the Corporation’s current contractual obligations as at March 31, 2008 for the remainder of 2008, for the next four years and after 2012. All obligations are related to Air Canada with the exception of the Convertible Senior Notes which are an ACE unconsolidated obligation.  Air Canada’s capital expenditure projections, including the pre-delivery payments, have been amended to reflect a delay in the deliveries of the Boeing 787 aircraft.  Refer to section 7.5 for additional information on this delay.

Contractual Obligations	Remainder
(Canadian dollars in millions)	of 2008	2009	2010	2011	2012	Thereafter	Total
Convertible senior notes	$ 330	$ -	$ -	$ -	$ -	$ -	$ 330
Long-term debt obligations (1)	228	293	272	278	281	2,155	3,507
Debt consolidated under AcG-15 (1)	122	105	153	340	93	193	1,006
Capital lease obligations (1)	204	152	147	142	184	588	1,417
Operating lease obligations (2)	220	290	278	214	196	624	1,822
Committed capital expenditures (3)	291	29	53	84	457	3,779	4,693
Foreign exchange derivatives	22	-	-	-	-	-	22
Total contractual obligations (4)	$ 1,417	$ 869	$ 903	$ 1,058	$ 1,211	$ 7,339	$ 12,797

Pension funding obligations (5)	$ 266	$ 328	$ 338	$ 348	$ 358	N/A	N/A

(1)
Includes both the principal and the interest component of the payment obligations on long-term debt and capital leases and is based on interest rates and the applicable foreign exchange rate effective as at March 31, 2008.

(2)	Mainly relate to US dollar aircraft operating leases.
(3)	Mainly relate to US dollar aircraft-related expenditures. Also include purchases relating to system development costs, facilities and leasehold improvements.
(4)
Excludes commitments for goods and services required in the ordinary course of business. Also excluded are future income taxes and other long-term liabilities mainly due to reasons of uncertainty of timing of cash flows and items which are non-cash in nature.

(5)	There were no changes to Air Canada’s pension plan funding obligations from those disclosed in ACE’s 2007 MD&A dated February 7, 2008.

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Quarter 1 2008 Management’s Discussion and Analysis

7.4.    Air Canada Capital Expenditures and Related Financing Arrangements

In 2004, Air Canada signed a definitive purchase agreement with Empresa Brasileira de Aeronautica S.A. (“Embraer”) for the acquisition of regional jet aircraft. In November 2005, Air Canada also concluded agreements with The Boeing Company ("Boeing") for the acquisition of Boeing 777 and Boeing 787 aircraft.

Boeing
As at March 31, 2008, 11 of the 16 Boeing 777 firm aircraft under the purchase agreement with Boeing had been delivered, with the remaining five firm deliveries expected to be delivered by November 2008. The seven aircraft delivered in 2007 were financed under a loan guarantee facility with the Export-Import Bank of the United States (“EXIM”).  In January 2008, the Corporation received a commitment for loan guarantee support from EXIM for all nine 2008 Boeing 777 firm aircraft deliveries.  The loan guarantee, subject to certain conditions, covers a 12-year loan term for 85% of the capital expenditure at an interest rate based on a floating rate.  The table below assumes that Air Canada will use the EXIM guarantee facility for five of the nine aircraft in 2008.  Air Canada is currently reviewing its financing alternatives and may not utilize EXIM financing on all remaining 2008 deliveries.  As at May 8, 2008, five of the nine 2008 Boeing 777 aircraft had been delivered, one of these aircraft was financed using the EXIM facility and the other four aircraft were, concurrently with the purchase, sold and leased back to Air Canada.

As at March 31, 2008, Air Canada had completed the sale and leaseback of three of these Boeing 777 aircraft and the sale and leaseback of a fourth aircraft was completed in April 2008.  The four leases are accounted for as operating leases with 12-year terms.   All leases are at market rates.  These sale and leaseback transactions replace an equivalent number of aircraft loan guarantee commitments provided by EXIM.

Boeing has notified Air Canada that its first Boeing 787 aircraft originally scheduled for delivery in 2010 is now scheduled for delivery in 2012, with additional deliveries, originally scheduled for completion between 2010 and 2014, being delayed by approximately two to two and a half years.  Air Canada will be seeking compensation from Boeing and evaluating alternatives to mitigate any potential impact of this delay on Air Canada's international growth strategy.  Air Canada’s capital expenditure projections, including the pre-delivery payments, have been amended to reflect this delay.  Refer to the table below for Air Canada’s current projected planned and committed capital expenditures.

Embraer
By the end of February 2008, the last three ERJ-190 aircraft had been delivered, with a total of 15 Embraer ERJ-175 aircraft and 45 Embraer ERJ-190 aircraft currently in Air Canada’s fleet.  As at March 31, 2008, 25 options for Embraer ERJ-190 series aircraft remained exercisable.  The three firm ERJ-190 aircraft delivered in Quarter 1 2008 were financed through loan commitments from third parties covering approximately 80% of the capital expenditure to be repaid in quarterly instalments for a 12-year term.  The loan commitments for two of the three aircraft are based on floating rates at the 90-day US LIBOR plus 1.90% and the loan commitment for one of the three aircraft is based at the fixed rate equivalent of the 90-day US LIBOR plus 1.70%.

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Quarter 1 2008 Management’s Discussion and Analysis

Projected Planned and Committed Capital Expenditures
The table below provides Air Canada’s current projected planned and committed capital expenditures for the full year 2008, for the next four years and after 2012.  Air Canada’s capital expenditure projections, including the pre-delivery payments, have been amended to reflect the delay in the deliveries of the Boeing 787 aircraft.

Air Canada
Projected planned and committed
Capital expenditures ($ millions) (1)(2)	2008	2009	2010	2011	2012	Thereafter

Projected committed expenditures	$ 513	$ 29	$ 53	$ 84	$ 457	$ 3,779
Projected planned but uncommitted expenditures	245	175	169	134	85
Total projected expenditures	758	204	222	218	542
Projected financing on committed expenditures	(614)	-	-	-	(404)
Total projected expenditures, net of financing	$ 144	$ 204	$ 222	$ 218	$ 138

(1)
US dollar amounts are converted using the March 31, 2008 noon day rate of 1US$ = Cdn$1.0279.  Final aircraft delivery prices include estimated escalation and interest on deferred delivery payments, which is calculated based on the 90-day USD LIBOR rate at March 31, 2008.

(2)	The dollar amounts reflected above do not include obligations pertaining to day-to-day operations.

7.5.    Air Canada Fleet

Air Canada is implementing its network redesign in the North American market through the increased use of large regional jet aircraft which have lower trip costs than conventional narrowbody aircraft.  Air Canada had taken delivery of all 15 Embraer ERJ-175 aircraft by the end of 2006 and had taken delivery of all 45 Embraer ERJ-190 aircraft by the end of February 2008.  In order to support the expansion of Air Canada’s international operations and reduce unit costs, Air Canada is progressively introducing Boeing 777 aircraft into its fleet.  In Quarter 1 2008, three Boeing 777-200LR aircraft and one Boeing 777-300ER aircraft were added to Air Canada’s fleet.  On April 22, 2008, Air Canada took delivery of one Boeing 777-300 aircraft for a total of 13 Boeing 777 aircraft delivered to date. At the same time as the new aircraft are being added to our fleet, Air Canada is removing older and less efficient aircraft.   In Quarter 1 2008, Air Canada took the decision to retire its fleet of Boeing 767-200 aircraft, consisting of 10 aircraft, by the end of 2008.  These older aircraft are high unit cost aircraft from both a fuel consumption and maintenance perspective.

Aircraft Interior Refurbishment Program
Air Canada commenced a refurbishment of the interior of its existing aircraft in 2006 in order to offer its customers a world class product.  As at May 8, 2008, Air Canada has completed the refurbishment of 35 Airbus A319 aircraft, 34 Airbus A320 aircraft, 10 Airbus A321 aircraft and 23 Boeing 767-300 aircraft to date, for a total of 102 aircraft. Air Canada plans to refurbish an additional 15 aircraft by the end of 2008.

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Quarter 1 2008 Management’s Discussion and Analysis

7.6.    Capital Management

Each of the ACE and Air Canada Boards of Directors approves the ACE or Air Canada objectives and policies for managing capital as the case may be.  Capital management is discussed separately for each entity below.

ACE
ACE views capital as the sum of parent company debt consisting of convertible notes, convertible preferred shares, non-controlling interest and shareholders’ equity.  This definition of capital used by management may not be comparable to measures presented by other public companies.  Capital managed by ACE, summarized from the consolidated statement of financial position, follows:

(Canadian dollars in millions)	March 31, 2008	December 31, 2007

Convertible senior notes	$ 277	$ 273
Convertible preferred shares	188	182
Non-controlling interest	692	757
Shareholders' equity	1,687	3,217
Capital	$ 2,844	$ 4,429

During Quarter 1 2008, ACE’s capital declined $1,585 million to $2,844 million mainly due to the purchase and cancellation of common shares by way of a substantial issuer bid for an aggregate purchase price of $1,498 million (refer to section 4 of this MD&A for additional information).

Air Canada
Air Canada views capital as the sum of long-term debt, non-controlling interest, capitalized operating leases and shareholders’ equity.  Air Canada currently has pre-delivery financing arranged, and as the aircraft have not yet been delivered, this debt is excluded from the capital base.  Air Canada includes capitalized operating leases which is a measure commonly used in the industry to ascribe a value to obligations under operating leases.  The value is based on annualized aircraft rent expense multiplied by 7.5 as an estimate of the present value of operating lease obligations, which is a factor commonly used in the airline industry.  The measure used may not necessarily reflect the fair value or net present value related to the future minimum lease payments as the measure is not based on the remaining contractual payments and the factor may not recognize discount rates implicit in the actual leases or current rates for similar obligations with similar terms and risks.  This definition of capital is used by management and may not be comparable to similar measures presented by other public companies.

Air Canada also monitors its ratio of adjusted net debt to net debt plus equity, with equity defined as shareholders’ equity.  Adjusted net debt is calculated as the sum of long-term debt, non-controlling interest and capitalized operating leases less cash, cash equivalents and short-term investments.

As at March 31, 2008, Air Canada’s capital amounted to $8,550 million ($8,640 million as at December 31, 2007) and the adjusted net debt to net debt plus equity ratio was 68.8% (67.0% as at December 31, 2007).  The deterioration from December 31, 2007 in the ratio was attributable, in part, to the net loss recorded in Quarter 1 2008.

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Quarter 1 2008 Management’s Discussion and Analysis

7.7.    ACE Share Information

At April 30, 2008, the issued and outstanding common shares of ACE, along with common shares potentially issuable, pursuant to convertible preferred shares, convertible senior notes and stock options were as follows:

Number of shares (000)	At April 30, 2008	December 31, 2007

Issued and outstanding common shares
Class A variable voting shares	40,296	82,229
Class B voting shares	15,838	23,709
Total issued and outstanding common shares	56,134	105,938

Common shares potentially issuable
Convertible preferred shares	11,477	11,291
Convertible senior notes	12,600	12,210
Stock options	1,568	1,682
Total common shares potentially issuable	25,645	25,183

Total outstanding and potentially issuable common shares	81,779	131,121

On January 10, 2008, ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares at $30.00 per share for an aggregate purchase price of $1,498 million under the terms of a substantial issuer bid.  No convertible preferred shares of ACE were deposited on an as converted basis under the offer.

In connection with the share purchase and cancellation by ACE, the conversion rate of ACE's 4.25% Convertible Senior Notes Due 2035 was adjusted from 37.6879 to 39.0341 Class A variable voting shares or Class B voting shares per $1,000 principal amount of Convertible Senior Notes.  The adjustment was effective January 11, 2008 and was determined in accordance with the terms of the indenture governing the Convertible Senior Notes.

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Quarter 1 2008 Management’s Discussion and Analysis

8. Related Party Transactions

At March 31, 2008, ACE held a 75% ownership interest in Air Canada.  Air Canada has various related party transactions with ACE and other ACE-related entities, including Aeroplan, ACTS Aero and Jazz (up to February 7, 2008).  Subsequent to the sale of Jazz units on January 24, 2008 and the termination of the Securityholders’ Agreement on February 7, 2008, ACE no longer exercised significant influence over Jazz.

The relationships between Air Canada, Aeroplan, Jazz and ACTS Aero are detailed in ACE’s 2007 MD&A dated February 7, 2008.  There have been no material changes to related party agreements, including the commercial agreements between Air Canada and Jazz, from what was disclosed at that time.

The related party balances resulting from the application of the related party agreements were as follows:

(Canadian dollars in millions)	March 31, 2008
Accounts receivable
Aeroplan (Air Canada)	$ 43
Aeroplan - distribution receivable (ACE)	3
ACTS Aero (Air Canada)	119
$ 165
Accounts payable and accrued liabilities
ACTS Aero (Air Canada)	$ 94
$ 94

The Quarter 1 2007 related party revenues and expenses included Aeroplan from March 14 to March 31, 2007.  The related party revenues and expenses with Aeroplan and ACTS Aero are summarized as follows:

(Canadian dollars in millions)	Quarter 1 2008
Revenues
Revenues from Aeroplan related to Aeroplan rewards, net of purchase of Aeroplan miles	$ 40
Property rental revenues from related parties	9
Revenues from corporate services and other	19
$ 68
Expenses
Maintenance expense for services from ACTS LP / ACTS Aero	$ 140
Other expenses	4
Recovery of wages, salary and benefit expense for employees assigned to related parties	(81)
$ 63

In addition to the above revenues and expenses with Jazz, Air Canada transfers fuel inventory and subleases certain aircraft to Jazz on a flow-through basis, which are reported net on Air Canada’s statement of operations.

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Quarter 1 2008 Management’s Discussion and Analysis

9. Financial Instruments and Risk Management

As described in section 5 of this MD&A, the Corporation adopted CICA sections 3862 and 3863 effective January 1, 2008.  These new standards enhance disclosures with respect to financial instruments.

Risk Management
Air Canada is exposed to the following risks as a result of holding financial instruments: interest rate risk, foreign exchange risk, liquidity risk, market risk and fuel risk.  The following is a description of these risks and how they are managed.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Air Canada enters into both fixed and floating rate debt and also leases certain assets where the rental amount fluctuates based on changes in short-term interest rates.  Air Canada manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis.  The risk management objective is to minimize the potential for changes in interest rates causing adverse changes in cash flows to Air Canada.  The temporary investment portfolio which earns a floating rate of return is an economic hedge for a portion of the floating rate debt.

The ratio of fixed to floating rate debt outstanding is designed to maintain flexibility in Air Canada’s capital structure and is based upon a long-term objective of 60% fixed and 40% floating.  The current ratio is 66% fixed and 34% floating, including the effects of interest rate swap positions.

The following are the current derivatives employed in interest rate risk management activities and the adjustments recorded in Quarter 1 2008:

•	Air Canada’s one remaining Embraer ERJ-190 aircraft interest swap contract matured with a fair value of $2 million in favour of the counterparty. No gain or loss was recorded during the period.

•
Air Canada recorded a gain of $5 million relating to interest rate swaps pertaining to two Boeing 767 operating leases.  These interest rate swaps convert the lease payments on the two aircraft leases from fixed to floating rates.

•
Air Canada entered into two cross-currency interest rate swap agreements with terms of March 2019 and May 2019, respectively, relating to Boeing 777 aircraft financing, with an aggregate notional value of $202 million (USD$197 million). These swaps convert US denominated debt principal and interest payments into Canadian denominated debt at a foreign exchange rate of par (US$1/CAD$1) and convert from a fixed rate of 5.208% to a floating rate. These derivative instruments have not been designated as hedges for accounting purposes and are fair-valued on a quarterly basis.  As at March 31, 2008, the fair value of these contracts was $6 million in favour of Air Canada.

Foreign Exchange Risk
Foreign exchange risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The majority of Air Canada’s outstanding debt is denominated in US dollars.  The US dollar debt acts as an economic hedge against the related aircraft, which is routinely purchased and sold by Air Canada in US dollars.

Air Canada is also exposed to foreign exchange risk on foreign currency denominated trade receivables and foreign currency denominated net cash flows.

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Quarter 1 2008 Management’s Discussion and Analysis

Air Canada’s risk management objective is to reduce cash flow risk related to foreign denominated cash flows.  To help manage this risk, Air Canada enters into certain foreign exchange forward contracts or currency swaps to manage the risks associated with foreign currency exchange rates.  At March 31, 2008, Air Canada had entered into foreign currency forward contracts and option agreements converting US dollars and Euros into Canadian dollars on $1,632 million (US$1,588 million) and $24 million (EUR 15 million) which mature in 2008 and 2009.  The fair value of these foreign currency contracts as at March 31, 2008 was $22 million in favour of third parties (December 31, 2007 - $124 million in favour of third parties, $2,132 million (US$2,158 million) and $26 million (EUR 18 million) which mature in 2008 and 2009).  During Quarter 1 2008, a gain of $79 million was recorded in foreign exchange gain (loss) related to these derivaties.  These derivative instruments have not been designated as hedges for accounting purposes.

The cross-currency swap as described above under interest rate risk acts as an economic hedge of the foreign exchange risk on the financing related to two Boeing 777 aircraft with a principal amount of $202 million (US$197 million) as at March 31, 2008.

Air Canada had also entered into currency swap agreements for 11 CRJ aircraft.  These agreements matured in January 2008 with a nominal fair value.  No gain or loss was recorded during the period.

Liquidity risk
Liquidity risk is the risk that Air Canada will encounter difficulty in meeting obligations associated with its financial liabilities.  The long-term debt issued by Air Canada generally has fixed principal and interest repayment requirements over the term of the instrument.

Air Canada monitors and manages liquidity risk by preparing rolling cash flow forecasts, maintaining flexibility in financing arrangements and having available its $400 million revolving credit facility.

Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: foreign exchange risk, interest rate risk and other price risk, which includes commodity price risk.  Refer to the section “Asset-Backed Commercial Paper” below for information regarding these instruments held by Air Canada.

Air Canada is exposed to market risks through the derivative instruments entered into.  Air Canada uses derivative instruments only for risk management purposes and not for generating trading profit.  As such, any change in cash flows associated with derivative instruments due to their exposure to market risks is designed to be offset by changes in cash flows related to the risk being hedged.

Fuel Price Risk
To manage its exposure to jet fuel prices and minimize volatility in operating cash flows, Air Canada enters into derivative contracts with financial intermediaries.

As at March 31, 2008, Air Canada had hedged 33% of its projected fuel requirement for 2008, 11% of its projected fuel requirement for 2009 and 4% of its fuel requirement for 2010.  The remainder of 2008 was hedged at prices that fluctuated between an average of US$103 to US$110 per barrel for jet-fuel based contracts, an average of US$95 to US$98 per barrel for heating oil-based contracts and an average of US$86 to US$95 per barrel for West Texas Intermediate (“WTI”) crude-oil based contracts.

Since March 31, 2008, Air Canada has entered into new hedging positions, using swap and costless collar option structures, which have added 4% coverage to the remainder of 2008, 3% coverage to 2009 and 2% coverage to 2010.  With these new hedging positions, the remainder of 2008 is hedged at prices that can fluctuate between an average of US$108 to US$116 per barrel for jet-fuel based contracts, an average of US$95 to US$99 per barrel for heating oil-based contracts and an average of US$88 to US$97 per barrel for WTI crude-oil based contracts.

21

Quarter 1 2008 Management’s Discussion and Analysis

The following information summarizes the financial statement impact of derivatives designated under fuel hedge accounting, before the impact of tax:

•
The fair value of outstanding fuel derivatives under hedge accounting at March 31, 2008 was $147 million in favour of Air Canada.  At April 30, 2008, the fair value of the outstanding fuel derivatives was $216 million.

•	The change in fair value of derivatives during the period was $112 million:

o
The unrealized effective change in the fair value of derivatives recorded in other comprehensive income (“OCI”) during Quarter 1 2008 was $134 million before tax expense of $42 million.  The realized effective change in the fair value of derivatives recorded in OCI during Quarter 1 2008 was $12 million before tax expense of $4 million.  OCI amounts for the three months ended March 31, 2008 are presented net of this tax expense on Air Canada’s consolidated statement of comprehensive income.

o
The ineffective change in the fair value of derivative recorded in non-operating income (expense) for Quarter 1 2008 was ($38 million). The ineffective portion is calculated as the difference between the intrinsic value and fair market value of the derivatives as well as the difference between the Air Canada proxy derivative and the counterparty derivative. The increasing amount being recorded in non-operating income (expense) is due to the intrinsic value of the derivatives being higher than the fair market value caused by the rising market price of fuel in comparison to the exercise prices of Air Canada derivatives.

o
The depreciation of the Canadian dollar during Quarter 1 2008 resulted in a foreign exchange gain on fuel derivative contracts of $4 million on USD denominated fuel derivative contracts, which was recorded in foreign exchange gain (loss) on Air Canada’s consolidated statement of operations.

•
During Quarter 1 2008, hedge accounting was discontinued for certain fuel hedge contracts, with a fair value of $8 million, where the hedging relationship ceased to satisfy the conditions for hedge accounting.  The fair value of the contracts that have not settled are now included in derivatives not under hedge accounting.  Air Canada continues to hold these derivatives as it believes they continue to be good economic hedges in managing its exposure to jet fuel prices.  The value of the accumulated other comprehensive income (“AOCI”) balance recognized in connection with these derivatives will be taken into fuel expense upon the maturity of the contracts.

•	During Quarter 1 2008, fuel derivative contracts matured with fair values in favour of Air Canada for $32 million. This maturity amount includes $8 million for de-designated contracts.

•
During Quarter 1 2008, the benefit to fuel expense was $34 million before tax expense of $11 million.   This benefit was recognized through the removal of the amount from AOCI.  Included in this amount was $7 million related to the de-designated contracts.

•
During Quarter 1 2008, the net impact to AOCI was an increase of $112 million before tax expense of $35 million.  As at March 31, 2008, the balance in AOCI was $196 million before tax.  The estimated net amount of existing gains and losses reported in AOCI that is expected to be reclassified to net income (loss) during the following 12 months is $172 million before tax.

The following information summarizes the financial statement impact of derivatives not designated under fuel hedge accounting, but held as economic hedges, before the impact of tax:

•	During Quarter 1 2008, fuel derivative contracts matured in favour of Air Canada for $7 million.

•	The fair value of outstanding fuel derivatives not under hedge accounting at March 31, 2008 was $9 million in favour of Air Canada.

22

Quarter 1 2008 Management’s Discussion and Analysis

•	The change in fair value of the derivative contracts for the period was $6 million and was recorded in non-operating income (expense).

Asset-Backed Commercial Paper (“ABCP”)
Air Canada has $37 million ($29 million, net of a fair value adjustment) in non-bank sponsored ABCP which has been recorded in deposits and other assets.  These investments were scheduled to mature during Quarter 3 2007.  An agreement in principle to restructure the ABCP investments was approved by the Pan-Canadian Committee for Third Party Structured ABCP (“Committee”) on December 23, 2007 and approved by vote, which occurred on April 25, 2008.  The process is subject to a court hearing as to whether the plan is fair, which is expected in early May 2008.  Under the terms of the restructuring, all of the ABCP would be exchanged for longer-term notes that will match the maturity of the underlying assets in the proposed structure.  Air Canada is not accruing interest on these investments.

The carrying value as at March 31, 2008 is based on a number of assumptions as to the fair value of the investments including factors such as estimated cash flow scenarios and risk adjusted discount rates. The assumptions used in estimating the fair value of the investments are subject to change, which may result in further adjustments to non-operating results in the future.  No adjustment to the carrying value was recorded during Quarter 1 2008.

23

Quarter 1 2008 Management’s Discussion and Analysis

10. Risk Factors

For a detailed description of the risk factors associated with the Corporation, refer to the section entitled “Risk Factors” in ACE’s 2007 annual MD&A dated February 7, 2008.  The Corporation is not aware of any significant changes to the Corporation’s risk factors from those disclosed at that time.  However, the risk factors under Current Legal Proceedings in ACE’s 2007 MD&A are revised to provide for the following updates:

The European Commission, the United States Department of Justice and the Competition Bureau in Canada, among other competition authorities, are investigating alleged anti-competitive cargo pricing activities, including the levying of certain fuel surcharges, of a number of airlines and cargo operators, including Air Canada, a number of whom, including Air Canada, have received a statement of objections from the European Commission that sets out the European Commission's preliminary assessment in relation to such matter.  Air Canada has provided its reply to the statement of objections. Competition authorities have sought or requested information from Air Canada as part of their investigations. Air Canada is cooperating with these investigations, which are likely to lead to proceedings against Air Canada and a number of airlines and other cargo operators in certain jurisdictions.  Air Canada is also named as a defendant in a number of class action lawsuits that have been filed before the United States District Court and in Canada in connection with these allegations.

During Quarter 1 2008, Air Canada recorded a provision of $125 million as a preliminary estimate.  This estimate is based upon the current status of the investigations and proceedings and Air Canada’s assessment as to the potential outcome for certain of them.  This provision does not address the proceedings in all jurisdictions, but only where there is sufficient information to do so.  Management has determined it is not possible at this time to predict with any degree of certainty the outcome of all proceedings.   Additional material provisions may be required.

The risk factor describing the Air Canada Pilots Association (“ACPA”) claim under Current Legal Proceedings is amended to reflect the revised date for the hearing of ACPA’s appeal to the Ontario Court of Appeal, now scheduled to be heard on June 27, 2008.

The description of the risk factor related to Regulatory Matters is expanded to reference legislation being considered or enacted by governments (and which may apply to the airline industry), including in relation to carbon emission trading schemes, aimed at reducing carbon emissions.

24

Quarter 1 2008 Management’s Discussion and Analysis

11. Quarterly Financial Information

The table below describes the Corporation’s quarterly financial results for the eight most recent quarters.  ACE’s results reflect the consolidation of Aeroplan’s operations only up to March 14, 2007, the consolidation of Jazz’s operations only up to May 24, 2007 and ACTS’ operations only up to October 16, 2007.  After those dates, ACE’s investments in Aeroplan, ACTS Aero and Jazz (from May 24, 2007 to February 7, 2008) are accounted for using the equity method.  The equity income from ACE’s investment in Aeroplan, ACTS Aero and Jazz (up to February 7, 2008) is recorded in non-operating income (expense) on ACE’s consolidated statement of operations.  Effective February 7, 2008, ACE’s investment in Jazz is classified as an available-for-sale investment and distributions from Jazz Air Income Fund are also recorded in non-operating expense income (expense) on ACE’s consolidated statement of operations.

($ millions, except per	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
share amounts)	2006	2006	2006	2007(2)	2007(3)	2007	2007(4)	2008
Operating revenues	$ 2,682	$ 2,947	$ 2,544	$ 2,625	$ 2,659	$ 3,022	$ 2,520	$ 2,726
Special charge for Aeroplan miles(1)	-	(102)	-	-	-	-	-	-
Operating revenues	2,682	2,845	2,544	2,625	2,659	3,022	2,520	2,726
Operating expenses	(2,501)	(2,642)	(2,471)	(2,654)	(2,563)	(2,682)	(2,474)	(2,753)
Operating income (loss) before under-noted item(5)	181	203	73	(29)	96	340	46	(27)
Provision for cargo investigations(6)	-	-	-	-	-	-	-	(125)
Operating income (loss)	181	203	73	(29)	96	340	46	(152)
Total non-operating income (expense), non-controlling interest, foreign exchange gain (loss) and income tax(7)	55	(100)	(122)	(43)	22	(116)	1,082	(30)
Net income (loss)	$ 236	$ 103	$ (49)	$ (72)	$ 118	$ 224	$ 1,128	$ (182)
Earning (loss)(8)
Per share – basic	$ 2.32	$ 1.01	$ (0.48)	$ (0.70)	$ 1.14	$ 2.17	$ 10.81	$ (2.96)
Per share – diluted	$ 2.05	$ 0.95	$ (0.48)	$ (0.70)	$ 0.98	$ 1.84	$ 8.88	$ (2.96)

(1)	Quarter 3 2006 includes a special charge of $102 million in connection with Air Canada’s obligations for the redemption of pre-2002 Aeroplan miles.
(2)	ACE ceased consolidating Aeroplan’s results effective March 14, 2007.
(3)	ACE ceased consolidating Jazz’s results effective May 24, 2007.
(4)	ACE ceased consolidating ACTS’ results effective October 16, 2007.
(5)	Quarter 1 2007 and Quarter 2 2007 include special charges for labour restructuring of $9 million and $6 million, respectively.
(6)	Air Canada recorded a provision for cargo investigations of $125 million in Quarter 1 2008.
(7)
Quarter 2 2006 includes a gain of $100 million and a tax provision of $17 million relating to the sale of 3.25 million shares of its holdings in US Airways.  Quarter 3 2006 includes a gain of $52 million and a tax provision of $9 million relating to the sale of 1.25 million shares of its holdings in US Airways.  Quarter 4 2006 includes a dilution gain of $25 million and a tax expense of $4 million related to the Air Canada initial public offering.  Quarter 2 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.249 million shares of its holdings in US Airways.  Quarter 3 2007 includes a gain of $4 million and a tax provision of $1 million relating to the sale of 0.251 million shares of its holdings in US Airways. Quarter 4 2007 includes an aggregate gain on disposal of $1,339 million and a tax provision of $214 million mainly comprised of a gain on disposal of $565 million and a tax provision of $82 million related to the monetization of ACTS which was completed on October 16, 2007, a gain on disposal of $539 million and a tax provision of $91 million related to the secondary offering of 22,000,000 trust units of Aeroplan Income Fund and a gain on disposal of $233 million and a tax provision of $41 million related to the secondary offering of 35,500,000 trust units of Jazz Air Income Fund. Quarter 1 2008 includes a gain of $89 million ($71 million, net of tax) on ACE’s sale of 13,000,000 units of Jazz Air Income Fund and an impairment provision of $38 million ($26 million, net of tax) recorded by Air Canada related to its fleet of Boeing 767-200 aircraft.

(8)
Loss per share for Quarter 1 2008 includes the impact of the substantial issuer bid completed by ACE on January 10, 2008 whereby ACE accepted for purchase and cancellation a total of 40,023,427 Class A variable voting shares and 9,894,166 Class B voting shares.

25

Quarter 1 2008 Management’s Discussion and Analysis

12. Off-Balance Sheet Arrangements

There were no significant changes to ACE’s off-balance sheet arrangements from what was disclosed in ACE’s 2007 MD&A dated February 7, 2008.

13. Controls and Procedures

Disclosure Controls and Procedures
Disclosure controls and procedures within ACE are designed to provide reasonable assurance that all relevant information is identified to its Disclosure Policy Committee to ensure appropriate and timely decisions are made regarding public disclosure.

ACE’s 2007 Annual Report contains a statement that the Chairman, President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer have concluded that ACE’s disclosure controls and procedures are effective based upon an evaluation of these controls and procedures conducted at December 31, 2007.

Changes in Internal Controls over Financial Reporting
There were no changes to ACE’s internal controls over financial reporting during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

14. Subsequent Events

Disposal of Aeroplan Income Fund Units
On April 21, 2008 ACE completed the sale of a total of 20,400,000 trust units of Aeroplan Income Fund at a price of $17.50 per unit representing total net proceeds to ACE of approximately $343 million. Immediately following the sale, ACE held approximately 9.9% of the issued and outstanding units of Aeroplan Income Fund.

15. Non-GAAP Financial Measures

EBITDAR/EBITDA
EBITDAR (earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent) is a non-GAAP financial measure commonly used in the airline industry to view operating results before aircraft rent, depreciation, obsolescence and amortization, as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets.  For businesses without aircraft rent, such as Aeroplan and ACTS, EBITDA (earnings before interest, taxes, depreciation, amortization and obsolescence) is used to view operating results before depreciation, amortization and obsolescence, as these costs can vary significantly among companies due to differences in the way companies finance their assets. Management considers that the provision for cargo investigations is not reflective of the underlying financial performance of Air Canada from ongoing operations.  The Corporation excludes this item as it could potentially distort the analysis of trends in business performance.

EBITDAR and EBITDA are not recognized measures for financial statement presentation under GAAP and do not have a standardized meaning and are therefore not likely to be comparable to similar measures presented by other public companies.  ACE’s EBITDAR for Quarter 1 2008 is not directly comparable to its EBITDAR for Quarter 1 2007.  Refer to section 5 of this MD&A for additional information.

26

Quarter 1 2008 Management’s Discussion and Analysis

EBITDAR before the provision for cargo investigations and EBITDA and EBITDAR are reconciled to operating income (loss) as follows:

	Quarter 1	Quarter 1
(Canadian dollars in millions)	2008	2007	$ Change
Air Canada
GAAP operating loss before provision for cargo investigations	$ (12)	$ (78)	$ 66
Add back:
Aircraft rent	63	79	(16)
Depreciation and amortization	171	128	43
EBITDAR before provision for cargo investigations	222	129	93
Provision for cargo investigations	(125)	-	(125)
EBITDAR	$ 97	$ 129	$ (32)
Aeroplan(1)(2)
GAAP operating income	$ -	$ 40	$ (40)
Add back:
Depreciation and amortization	-	3	(3)
EBITDA	$ -	$ 43	$ (43)
Jazz(2)
GAAP operating income	$ -	$ 36	$ (36)
Add back:
Aircraft rent	-	35	(35)
Depreciation and amortization	-	5	(5)
EBITDAR	$ -	$ 76	$ (76)
ACTS(2)
GAAP operating income	$ -	$ 3	$ (3)
Add back:
Depreciation and amortization	-	9	(9)
EBITDA	$ -	$ 12	$ (12)
ACE Consolidated(2)
GAAP operating loss before provision for cargo investigations	$ (27)	$ (29)	$ 2
Add back:
Aircraft rent	63	104	(41)
Depreciation, amortization and obsolescence	169	146	23
EBITDAR before provision for cargo investigations	205	221	(16)
Provision for cargo investigations	(125)	-	(125)
EBITDAR	$ 80	$ 221	$ (141)

(1)	The information above reflects Aeroplan’s results from January 1 to March 13, 2007.
(2)	ACE ceased consolidating Aeroplan’s, Jazz’s and ACTS’ results effective March 14, 2007, May 24, 2007 and October 16, 2007, respectively.

27

Quarter 1 2008 Management’s Discussion and Analysis

16. Glossary of Terms

Available Seat Miles or ASMs — A measure of passenger capacity calculated by multiplying the total number of seats available for passengers by the miles flown;

CASM — Operating expense per ASM;

EBITDA — EBITDA is earnings before interest, taxes, depreciation, amortization and obsolescence and is a non-GAAP financial measure;

EBITDAR — EBITDAR is earnings before interest, taxes, depreciation, amortization, obsolescence and aircraft rent and is a non-GAAP financial measure;

Passenger Load Factor — A measure of passenger capacity utilization derived by expressing Revenue Passenger Miles as a percentage of Available Seat Miles;

Passenger Revenue per Available Seat Mile or RASM — Average passenger revenue per ASM;

Revenue Passenger Miles or RPMs — A measure of passenger traffic calculated by multiplying the total number of revenue passengers carried by the miles they are carried;

Yield — Average passenger revenue per RPM.

28

Document 3

Form 52-109F2 - Certification of Interim Filings

I, Robert A. Milton, President and Chief Executive Officer of ACE Aviation Holdings Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ACE Aviation Holdings Inc., (the "issuer") for the interim period ending March 31, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 9, 2008

(signed) Robert A. Milton
_______________________
Robert A. Milton
President and Chief Executive Officer

Document 4

Form 52-109F2 - Certification of Interim Filings

I, Brian Dunne, Executive Vice-President and Chief Financial Officer of ACE Aviation Holdings Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of ACE Aviation Holdings Inc., (the "issuer") for the interim period ending March 31, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 9, 2008

(signed) Brian Dunne
_______________________
Brian Dunne
Executive Vice-President and Chief Financial Officer

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACE Aviation Holdings Inc.
(Registrant)
Date:	May 9, 2008	By:	/s/ Brian Dunne
			Name:	Brian Dunne
			Title:	Executive Vice President and Chief Financial Officer